U.S. SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2014

Commission File No.: 001-04192

MFC Industrial Ltd.
(Translation of Registrant’s name into English)

Suite #1620 - 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐ Yes	☒ No

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): ☐

Quarterly Report for the Three and Nine Months Ended September 30, 2014

(November 14, 2014)

The following report and the discussion and analysis of our financial condition and results of operations for the three- and nine-month periods ended September 30, 2014 should be read in conjunction with our unaudited interim financial statements and notes for the three and nine months ended September 30, 2014, our 2013 annual audited financial statements and the notes thereto and our 2013 annual report on Form 20-F filed with the United States Securities and Exchange Commission, referred to as the “SEC”, and Canadian securities regulators. Our financial statements for the three and nine months ended September 30, 2014 have been prepared in accordance with International Financial Reporting Standards, referred to as “IFRS”, as issued by the International Accounting Standards Board, referred to as “IASB”, and may not be comparable to financial statements prepared in accordance with United States generally accepted accounting principles.

Unless otherwise stated, all references to dollar amounts herein are to United States dollars, all references to “C$” herein are to Canadian dollars and all references to “Euro” or “€” herein are to the European Union Euro. As used in this document, the terms “we”, “us” and “our” mean MFC Industrial Ltd. and our subsidiaries, unless otherwise indicated. Due to rounding, numbers presented throughout this document may not add up precisely to totals we provide and percentages may not precisely reflect the absolute figures.

Disclaimer for Forward-Looking Information

Certain statements in this document are forward-looking statements, which reflect our expectations regarding our future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements consist of statements that are not purely historical, including statements regarding the planned integration of newly acquired entities, future business prospects, estimated capital expenditures, the anticipated benefits of new projects and plans regarding our interest in the Wabush mine and any statements regarding beliefs, plans, expectations or intentions regarding the future. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. No assurance can be given that any of the events anticipated by the forward-looking statements will occur or, if they do occur, what benefits we will obtain from them. These forward-looking statements reflect our current views and are based on certain assumptions and speak only as of the date hereof. These assumptions, which include our current expectations, estimates and assumptions about our business and the markets we operate in, the global economic environment, interest rates, commodities prices, exchange rates, our ability to identify, complete and finance additional acquisitions and sources of supply for our global commodity supply chain business, the plans and decisions of the operator of the Wabush mine and our ability to manage our assets and operating costs, may prove to be incorrect. No forward-looking statement is a guarantee of future results. A number of risks and uncertainties could cause our actual results to differ materially from those expressed or implied by the forward-looking statements, including those described herein and in our 2013 annual report on Form 20-F. Such forward-looking statements should therefore be construed in light of such factors. Investors are cautioned not to place undue reliance on these forward-looking statements. Other than in accordance with our legal or regulatory obligations, we are not under any obligation and we expressly disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Additional information about these and other assumptions, risks and uncertainties are set out in the “Risk Factors” section of this report and in our annual report on Form 20-F for the year ended December 31, 2013 filed with the SEC and Canadian securities regulators.

Note Regarding Natural Gas Disclosure

Where applicable, barrels of oil equivalent, referred to as “boe”, amounts have been calculated using a conversion ratio of six thousand cubic feet of natural gas to one barrel of oil, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Where applicable boe amounts including sulphur have been calculated using a conversion ratio of one ton of sulphur to one barrel of oil. “Boe” amounts may be misleading, particularly if used in isolation.

The following industry specific terms and abbreviations are utilized in this document:
  mbbl – Thousand barrels.

  mboe – Thousand barrels of oil equivalent.

  mcf – Thousand cubic feet.

  mmcf – Million cubic feet.

  mmcf/d – Million cubic feet per day.

  Natural gas or gas – The lighter hydrocarbons and associated non-hydrocarbon substances occurring naturally in an underground reservoir, which under atmospheric conditions are essentially gases, but which may contain natural gas liquids. Natural gas can exist in a reservoir either dissolved in crude oil (solution gas) or in a gaseous form (associated gas or non-associated gas). Non-hydrocarbon substances may include hydrogen sulphide, carbon dioxide and nitrogen.

  NGL or NGLs – Natural gas liquid or natural gas liquids, which are naturally occurring substances found in natural gas, including ethane, butane, isobutane, propane and natural gasoline that can be collectively removed from produced natural gas, separated into these substances and sold.

  Working interest – The interest in a property which gives the owner that share of production from the property. A working interest owner bears that share of the costs of exploration, development and production in return for a share of production. Working interests are typically burdened by overriding royalty interest or other interests.

MFC INDUSTRIAL LTD.

A Global Commodity Supply Chain Company

MFC INDUSTRIAL LTD.’S PRIMARY FOCUS IS THE GLOBAL COMMODITY SUPPLY CHAIN BUSINESS. WE SOURCE, PRODUCE, PROCESS, TRANSPORT, WAREHOUSE, FINANCE AND ASSESS RELATED RISK REGARDING COMMODITIES FOR PRODUCERS AND CONSUMERS AROUND THE WORLD.

OUR INTEGRATED OPERATIONS SPAN A WIDE RANGE OF COMMODITIES SUCH AS METALS, ALLOYS, MINERALS, NATURAL GAS, CHEMICALS, PLASTICS, FOOD AND BEVERAGE ADDITIVES AND WOOD PRODUCTS. THESE ARE SUPPORTED BY OUR CAPTIVE SOURCES ACQUIRED THROUGH STRATEGIC INVESTMENTS, OFFTAKE ARRANGEMENTS AND OTHER SOURCING FROM THIRD PARTIES.

WE ALSO CAPITALIZE ON OPPORTUNITIES BY USING OUR FINANCIAL EXPERTISE, CREATIVITY AND FLEXIBILITY. WE SEEK TO IDENTIFY, ACQUIRE AND UNLOCK LATENT ASSET VALUE, RATIONALIZE INEFFICIENT ASSETS AND ALWAYS FOCUS ON VALUE CREATION.

DEAR FELLOW SHAREHOLDERS

We are pleased to present the results of MFC Industrial Ltd. (“MFC”, the “Company”, “we” or “us”) for the three and nine months ended September 30, 2014 and provide you with an update on our recent corporate developments. (All references to dollar amounts are in United States dollars unless otherwise stated.)

The good news is that revenues for the first nine months of 2014 reached the $1.0 billion mark, an increase of 72% over the same period of 2013. This was primarily due to two acquisitions and some organic growth. What we didn’t see was our net income keep pace with our revenue growth. Some of this was due to certain one-time expenses, a higher tax expense (the majority of which is non-cash utilization of our deferred tax assets) and a reduction in royalty payments. But we still need to improve our supply chain business.

We have made progress in the integration of our new companies into MFC and continue to work on synergies and efficiencies utilizing our geographic diversification and strong customer base to improve our margins. In addition, we are pursuing opportunities to increase the value proposition of our existing businesses by cross-selling supply chain structured solutions and products and increasing logistics and warehousing capabilities.

We are actively evaluating potential investment opportunities in captive commodity sources, off-take agreements and other sourcing agreements from third parties to further diversify our core business both geographically and by product.

We have challenges, but with the right people in place, the assets, the liquidity, a strong customer base, and long standing relationships with financial institutions, we are prepared to capitalize on the opportunities ahead of us.

I
LETTER TO SHAREHOLDERS

FIRST NINE MONTHS OF 2014 HIGHLIGHTS AND MAJOR DEVELOPMENTS
For the nine months ended September 30, 2014 and subsequent events

►

Revenues increased to $1,020.5 million for the nine months ended September 30, 2014, representing an increase of 72% over the same period in 2013. Net income for the nine months ended September 30, 2014 decreased to $19.3 million, compared to $22.2 million for the same period in 2013.

►	EBITDA* was $62.3 million for the nine months ended September 30, 2014.

►	We completed the acquisitions of FESIL AS Group (“FESIL”) and F.J. Elsner & Co GmbH (“Elsner”) in April and March, respectively.

►

In late October 2014, Cliffs Natural Resources Inc. (“Cliffs”) announced that it will close the Wabush mine. We are committed to working towards re-commencing operations upon termination of their lease.

►	In March, we announced a cash dividend for 2014 of $0.24 per common share. In April, August and October, we distributed the first three dividend payments.

*Note:

EBITDA is not a measure of financial performance under IFRS, has significant limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of our results as reported under IFRS. See page IV of this Letter to Shareholders for a reconciliation of our net income to EBITDA.

FINANCIAL

The following table highlights certain selected key numbers and ratios as of September 30, 2014 and December 31, 2013 in order to assist shareholders to better understand our financial position.

FINANCIAL HIGHLIGHTS All amounts in thousands, except per share amount and ratios
September 30, 2014		December 31, 2013
Cash and cash equivalents	$201,294	$332,173
Short-term securities	1,268	2,068
Trade receivables	175,229	115,678
Current assets	754,223	711,021
Total assets	1,386,099	1,318,598
Current liabilities	356,910	314,709
Working capital	397,313	396,312
Current ratio*	2.11	2.26
Total liabilities	675,495	618,857
Shareholders’ equity	709,565	699,570
Equity per common share	11.25	11.18

*Note: The current ratio is calculated as current assets divided by current liabilities.

II
LETTER TO SHAREHOLDERS

LIQUIDITY

As at September 30, 2014, we had cash and cash equivalents, short-term deposits and securities of $202.7 million. We monitor our capital on the basis of our net debt-to-equity ratio and long-term debt-to-equity ratio.

LIQUIDITY All amounts in thousands
	September 30, 2014	December 31, 2013
Total long-term debt	$223,555	$234,740
Less: cash and cash equivalents	(201,294)	(332,173)

Net debt (net of cash & cash equivalents)	22,261	(97,433)
Shareholders’ equity	709,565	699,570
Net debt-to-equity ratio	0.03	Not applicable

The long-term debt-to-equity ratio is calculated as long-term debt divided by shareholders’ equity.

LONG-TERM DEBT AND DEBT METRICS All amounts in thousands, except ratio
	September 30, 2014	December 31, 2013
Long-term debt, less current portion	$186,635	$189,871
Shareholders’ equity	709,565	699,570
Long-term debt-to-equity ratio	0.26	0.27

CREDIT FACILITIES

We maintain various kinds of credit lines and facilities with banks. Most of these facilities are short-term and are used for our day-to-day business and structured financing activities in commodities. The amounts drawn under such facilities fluctuate with the type and level of transactions being undertaken.

As at September 30, 2014, we had credit facilities aggregating approximately $773.5 million, comprised of: (i) unsecured revolving credit facilities aggregating $372.1 million from banks; (ii) revolving credit facilities aggregating $103.4 million from banks for structured solutions, a special trade financing where the margin is negotiable when the facility is used; (iii) non-recourse factoring arrangements with a bank for up to an aggregate credit limit of $190.6 million for our commodities activities. We may factor our commodity receivable accounts upon invoicing at the inter-bank rate plus a margin; (iv) a foreign exchange credit facility of $72.4 million with a bank; and (v) secured revolving credit facilities aggregating $35.0 million. All of these facilities are either renewable on a yearly basis or usable until further notice.

RESULTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014

Total revenues for the nine months ended September 30, 2014 increased 72% to $1,020.5 million, compared to $591.8 million in first nine months of 2013. Revenues were up for the first nine months of 2014 primarily due to the inclusion of our two new acquisitions, Elsner and FESIL, and increases in natural gas prices and volumes for some of our commodities.

III
LETTER TO SHAREHOLDERS

Income from operations for the nine months ended September 30, 2014 increased to $33.8 million, compared to $25.5 million in the same period of 2013.

Net income for the nine months ended September 30, 2014 decreased to $19.3 million, or $0.31 per share on a diluted basis, from $22.2 million, or $0.35 per share on a diluted basis, in the same period of 2013. Net income was down primarily due to:

  higher tax expense, the majority of which is non-cash utilization of our deferred tax assets;
  receiving less royalty payments; and
  income from operations being affected by certain one-time expenses, including relocation, legal, employment and restructuring expenses.

The income statement for the nine months ended September 30, 2014 includes non-cash amortization, depletion and depreciation expenses of approximately $18.0 million, representing approximately $0.29 per share on a diluted basis. Depletion and depreciation are non-cash expenses and represent the amortization of the historical cost of our natural gas and other assets over their respective lives.

EBITDA BREAKDOWN

EBITDA is defined as earnings before interest, taxes, depreciation, depletion and amortization. Management uses EBITDA as a measurement of its own operating results. Management considers it to be a meaningful supplement to net income as a performance measurement primarily because we incur significant depreciation and depletion and EBITDA generally represents cash flow from operations.

The following table reconciles our net income to EBITDA for each of the nine months ended September 30, 2014 and 2013.

EBITDA (earnings before interest, taxes, depreciation, depletion and amortization) All amounts in thousands
	September 30, 2014	September 30, 2013
	nine months	nine months
Net income	$20,262	$22,294
Income taxes	10,823	2,403
Finance costs	13,280	11,551
Amortization, depreciation and depletion	17,950	18,383

EBITDA	$62,315	$54,631

RESULTS BY OPERATING SEGMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014

Revenues for our commodities and resources business were $988.0 million for the nine months ended September 30, 2014, compared to $566.6 million for the same period in 2013.

Revenues from our merchant banking business were $10.8 million for the nine months ended September 30, 2014, compared to $8.9 million for the same period in 2013.

All other revenues, which encompass our corporate and other operations, were $21.7 million for the nine months ended September 30, 2014, compared to $16.4 million for the same period in 2013.

Costs of sales increased to $910.1 million during the first nine months of 2014 from $508.4 million for the same period in 2013, primarily as a result of the consolidation of our two new acquisitions in the second quarter of 2014.

IV
LETTER TO SHAREHOLDERS

Selling, general and administrative expenses increased to $62.9 million for the nine months ended September 30, 2014 from $46.3 million for the same period in 2013, primarily due to the consolidation of our two new acquisitions in the second quarter of 2014.

Our total revenues by operating segment for each of the nine months ended September 30, 2014 and 2013 are broken out in the table below.

REVENUES All amounts in thousands
	September 30, 2014(1)	September 30, 2013
	nine months	nine months
Commodities and resources	$987,979	$566,572
Merchant banking	10,802	8,880
All other	21,689	16,351

Total revenues	$1,020,470	$591,803

Note: (1) MFC commenced consolidation of the operations of Elsner and FESIL from March 31 and April 1, 2014, respectively.

Our net income from operations for each of the nine months ended September 30, 2014 and 2013 is broken out in the table below.

INCOME FROM OPERATIONS All amounts in thousands, except per share amounts
	September 30, 2014(1)	September 30, 2013
	nine months	nine months
Commodities and resources	$25,002	$17,557
Merchant banking	14,259	13,579
All other	(8,176)	(6,439)

Income before income taxes	31,085	24,697
Income tax (expenses) recovery	(8,988)	1,208
Resource property revenue tax expenses	(1,835)	(3,611)
Net income attributable to non-controlling interests	(964)	(67)

Net income attributable to our shareholders	$19,298	$22,227

Earnings per share, basic	$0.31	$0.36

Earnings per share, diluted	$0.31	$0.35

Note: (1) MFC commenced consolidation of the operations of Elsner and FESIL from March 31 and April 1, 2014, respectively.

V
LETTER TO SHAREHOLDERS

We specialize in:

- International just-in-time deliveries
- Strategic investments in resource assets and offtake agreements
- Commodities for specific, committed buyers

VI
LETTER TO SHAREHOLDERS

REVENUE BREAKDOWN BY REGION

The following pie chart shows our global revenue by region for the nine months ended September 30, 2014.

REVENUE BY REGION
For the nine months ended September 30, 2014

UPDATE ON OUR NATURAL GAS ASSETS & MIDSTREAM FACILITIES

At MFC Energy, our goal is to optimize our declining asset base and capitalize on specified economic opportunities to stimulate production, de-risk our portfolio and develop our undeveloped properties through partnerships and farm-out agreements and minimize structural costs until attractive and sustainable natural gas prices warrant investment in the exploration and exploitation of our hydrocarbons.

The following table sets out our average natural gas and other hydrocarbons sales prices, and related information for the nine months ended September 30, 2014.

NATURAL GAS WELLS (COSTS AND PRODUCTION) All amounts in Canadian dollars, except production numbers
For the nine months ended September 30, 2014
	Natural Gas ($/mcf)	NGLs(1) ($/bbl)	Crude Oil ($/bbl)	Total ($/boe) Hydrocarbons	Total ($/boe) Incl. Sulphur
Price(2)	$ 5.12	$ 84.36	$ 94.96	$ 38.44	$ 40.34
Royalties	0.89	30.93	25.77	8.65	8.98
Transportation costs	0.16	7.96	2.24	1.71	2.87
Operating costs(3)	—	—	—	12.99	12.99
Production(4)	12,664 mcf	243.6 boe	89.7 mbbl	2,444.1 mboe	2,484.3 mboe

Notes:	(1)	Does not include sulphur.
	(2)	Excluding third party processing fees.
	(3)

A portion of our natural gas production is associated with crude oil production. Operating costs per individual product are not available as they are charged to gas production only and any allocation would be arbitrary.

	(4)	Net of other working interests.

VII
LETTER TO SHAREHOLDERS

In addition, we generated third party processing revenues of CDN$3.6 million during the nine months ended September 30, 2014, compared to CDN$3.2 million in the same period of 2013.

Midstream Update

We remain on schedule and on budget in the construction of our 16.5 MW power plant at our Mazeppa Gas Processing Plant in Alberta, which is scheduled for final commissioning in the first half of 2015. Upon completion, the project will supply the facility’s electricity demand, with the majority of the power being sold into the grid at prices based on the Alberta Electricity System Operator’s rates.

In addition, the Alberta electricity market is fully deregulated, which provides us with the option to run our project as a peaking power plant, supplying electricity only when volatile prices are at their highest. We continue to explore other midstream opportunities including projects at our existing gas processing plant.

Niton Update

Our drilling partner has committed to spending a minimum of CDN$50 million to drill at least three new wells per year for a total of 12 net wells during the initial three-year term. To date, they have drilled six gross wells, four of which have been placed into production, with the gas being processed at our Niton facility.

UPDATE ON OUR INTEREST IN THE WABUSH MINE

Wabush has been an important asset to MFC for decades. Wabush is an important asset to MFC today. We are working diligently to ensure that Wabush will be an important asset to MFC for decades to come.

The mining lease which MFC granted to Cliffs is still in effect until Cliffs officially terminates the lease or it is otherwise terminated. MFC will effectively continue to receive a minimum annual lease payment of CDN$3.25 million while we wait for their official termination notice.

Upon such termination, MFC will exercise its rights like any landlord to take back its property. We have announced our intention to restart operations and undertake a capital expenditure program which would be designed to both reduce costs and increase production.

We believe that the Wabush mine presents a relative commercial advantage in comparison to other mines being developed in the region. Given the existing infrastructure and history of operations at the mine, we generally expect that the potential capital costs required at Wabush will be relatively lower than new developments in the region.

Upon formal notice to terminate the lease, Cliffs may remove any of their equipment, buildings or structures from Wabush within a period of six months. However, prior to any such removal, MFC holds the sole and absolute right to purchase any of these assets at a then reasonable market price.

We are moving forward on this project and have received excellent cooperation from various stakeholders.

VIII
LETTER TO SHAREHOLDERS

MFC uses its:
• Financial resources as leverage to help finance one or both sides of a commodity transaction
• Key location warehousing, processing, packaging product sourcing and development to better service the needs of our customers
• Proven reliability and consistent quality to deliver a broad spectrum of commodities

IX
LETTER TO SHAREHOLDERS

UPDATE ON OUR RECENT ACQUISITIONS

FESIL, our Norwegian subsidiary, signed a four-year partnership and off-take agreement in 2012 for 60,000 tonnes of standard grade ferrosilicon per annum with a project in Sarawak, Malaysia. The off-take is exclusive for selected European and North African markets. In the third quarter of 2014, the operator realized the first production of ferrosilicon from the new facility. Full-scale commercial operation is expected in the second quarter of 2015.

2014 CASH DIVIDEND

In March 2014, MFC announced a cash dividend in the amount of $0.24 per common share, payable in quarterly installments by the Company. The first three payments of $0.06 per common share each were paid to our shareholders on April 22, August 8 and October 27, 2014.

CORPORATE TAXATION

We are a company that strives to be fiscally responsible. The corporate income tax paid in cash was approximately $2.1 million for the nine month ended September 30, 2014.

Respectfully submitted,

President and CEO

X
LETTER TO SHAREHOLDERS

CORPORATE INFORMATION

BOARD OF DIRECTORS	OFFICES AND SUBSIDIARIES

Peter R. Kellogg
Chairman since 2013

Indrajit Chatterjee*
Director since 2005

Silke S. Stenger*
Director since 2013

Michael J. Smith
Director since 1987

William C. Horn III*
Director since 2013

Dr. Shuming Zhao
Director since 2014

Gerardo Cortina
Director since 2014

* Member of the Audit Committee

AUDITORS
PricewaterhouseCoopers LLP
Suite 700
250 Howe Street
Vancouver, BC V6C 3S7
Canada
Telephone: 1 (604) 806 7000
www.pwc.com/ca

STOCK LISTING
New York Stock Exchange
11 Wall Street
New York, NY 10005
Telephone: 1 (212) 656 3000
Email: nyselistings@nyse.com

Trading Symbol: MIL

WEBSITE

www.mfcindustrial.com

AUSTRIA

Millennium Tower, 21st Floor
Handelskai 94-96
1200 Vienna, Austria
Telephone: (43) 1 24025 0
Email: office@mfc-commodities.com

MEXICO

Bosques de Alisos No. 47B
Officina A1 - 01
Bosques de las Lomas, Cuajimalpa
Mexico D.F. C.P. 05120, Mexico
Telephone: (52) 55 9177 7440
Email: jcortina@possehl.com.mx

CANADA

400 Burrard Street, Suite 1620
Vancouver, BC Canada V6C 3A6
Telephone: 1 (604) 683 8286
Email: rrandall@bmgmt.com

CANADA

1035 7th Ave S.W., Suite 400
Calgary, AB Canada T2P 3E9
Telephone: 1 (403) 237 9400
Email: mfc@mfcrp.com

UNITED STATES

393 Vanadium Road, Suite 201
Pittsburgh, PA 15243 USA
Telephone: 1 (412) 279 9130
Email: inquiry@specialtysuperalloys.com

CHINA

Room 2409, Shanghai Mart Tower
2299 Yan An Road West
Changning District
Shanghai, P.R. China 200336
Telephone: (86) 21 6115 6996
Email: office@mfc-china.com

GERMANY

Schifferstr. 200
47059 Duisburg, Germany
Telephone: (49) 203 30 00 70
Email: info@fesil-sales.de

CHINA

Beijing International Club
Room 111,
Jianguomenwali Dajei 21
Beijing, P.R. China 100020
Telephone: (86) 10 653 25 928
Email: huleilei@elsner.at

ARGENTINA

Avenida Alicia Moreau Justo 1750
Buenos Aires, Argentina
Telephone: (54) 11 5238 7788
Email: info@accr.com

NORWAY

Vikelvfaret 4
C7054 Ranheim
Norway
Telephone: (47) 73 87 7900
Email: post@fesil.no

LUXEMBOURG

469 route de Thionville
5887 Alzinge, G.D. Luxembourg
Telephone: (352) 26 51 521
Email: info@fesil-sales.com

CORPORATE CONTACT

Rene Randall
400 Burrard Street, Suite 1620
Vancouver, BC Canada V6C 3A6
Telephone: 1 (604) 683 8286
Email: rrandall@bmgmt.com

TRANSFER AGENT

Computershare
480 Washington Blvd, 27th Floor
Newport Office Center VII
Jersey City, NJ 07310, USA
Telephone: 1 (888) 478 2338
www.computershare.com

XI
LETTER TO SHAREHOLDERS

Nature of Business

We are a global commodities supply chain company, which sources and delivers commodities and materials to clients, with expertise in financing and risk management. Our global business activities are supported by our captive commodities sources and commodities secured from third parties.

As a supplement to our internal growth initiatives, we seek out and evaluate strategic acquisition and investment candidates to further expand our global commodities supply chain and merchant banking businesses.

Recent Developments

We indirectly derive royalty revenue from a mining sub-lease of the lands upon which the Wabush iron ore mine is situated in Newfoundland and Labrador, Canada. This sub-lease commenced in 1956 and expires in 2055. The lessor is Knoll Lake Minerals Ltd., which holds a direct mining lease from the Province. The mine is operated by Cliffs Natural Resources Inc., referred to as “Cliffs”. On February 11, 2014, Cliffs announced that it planned to idle the Wabush mine and subsequently announced that the mine was idled during the period. In the third quarter of 2014, Cliffs announced that it would be closing the Wabush mine.

Pursuant to the sub-lease, we will effectively continue to receive minimum payments of C$3.25 million per year until termination thereof. In the event that Cliffs terminates the sub-lease, we intend to take over the mine property pursuant to the terms thereof. In such event, we have certain rights under the terms of the sub-lease to elect to acquire all or part of buildings, plant, machinery and other items on the property prior to their removal at a then reasonable market price. There can be no assurance as to when and if the operator will provide notice of such termination. We are currently exploring opportunities for this asset with stakeholders and third parties. Please see Note 7 of our unaudited consolidated financial statements for the three and nine months ended September 30, 2014 for further information.

Investors are cautioned that we have not completed any technical reports, including reserve or resource estimates under Canadian National Instrument 43-101, referred to as “NI 43-101”, with respect to the mine. No final production decision has been made regarding the project in the event we take over the mine property and any such decision will be based on studies demonstrating economic and technical viability.

Business Segments

Our business is divided into three operating segments: (i) commodities and resources, which includes our commodities activities; (ii) merchant banking, which includes structured solutions, financial services and proprietary investing activities; and (iii) all other, which encompasses our corporate and other investments and business interests, including our medical supplies and servicing business.

Commodities and Resources

Our commodity supply chain business is globally focused and includes our integrated commodities operations and interests. We conduct such operations primarily through our subsidiaries based in Austria, Germany, Luxembourg, Norway, the United States, Latin America and Canada and we supply various commodities, including minerals, ferrous and non-ferrous metals, chemicals, plastics, refractory and ceramic materials and wood products. Our commodities originate either from our directly or indirectly held interests in resource projects or are secured by us from third parties. We also derive revenue from a mining sub-lease.

Since entering the global supply chain business in 2010, we have implemented a long-term growth strategy to achieve critical mass by increasing our commodities revenues through expanding our geographic reach and diversifying our product offerings. Over the last three years, we completed several strategic acquisitions to support this long-term strategy, including the acquisitions of:

  MFC Energy Corporation (formerly Compton Petroleum Corporation), referred to as “MFC Energy”, in September 2012, which expanded our commodities portfolio into the production and processing of natural gas;

  MFC Resources Inc. (formerly ACC Resources Co., L.P.), referred to as “MFCR”, and Possehl Mexico S.A de C.V., referred to as “Possehl”, which increased our global exposure and presence in the North American and Latin American markets and expanded our commodities platform to include refractory and ceramic materials and other products;

  F.J. Elsner & Co., referred to as “Elsner”, in March 2014, which further increased the footprint of our global commodity supply chain business through its offices in Austria, China, Dubai, Croatia, Albania, Serbia and the United States and increased our product offerings to include steel and related products; and

  The FESIL A.S. Group, referred to as “FESIL”, in April 2014, which included its ferrosilicon production plant in Mo i Rana, Norway and further expanded our sales presence in Europe, the United States and China through its various sales offices and longstanding relationships with customers that include established steelworks, aluminum and iron foundries and chemical groups.

Our commodities operations include sourcing and supplying commodities. To a lesser extent, we also act as an agent for our clients. Our commodities operations often utilize innovative trading strategies and financing structures. We currently engage in purchases and sales with producers who are unable to effectively realize sales due to their specific circumstances.

In some circumstances, we may purchase or produce the underlying commodity and sell it to an end buyer or exchange it for another commodity, which will subsequently be sold. Further, commodity producers and end customers often work with us to better manage their internal supply chain, distribution risk and currency and capital requirements. In such commodities operations, we try to capture various commodities, financing and currency spreads. Through our operations, we have been able to develop long-standing relationships with commodity producers, end customers and financiers and integrate them into our financial activities.

We generally source commodities from Asia, Africa, Europe, North America and the Middle East and we sell our commodities in global markets.

We provide logistics, supply chain management and other services to producers and consumers of commodities. These activities provide cost effective and efficient transportation, as well as payment terms accommodating working capital requirements for our customers and partners. They are supported by strategic direct and indirect investments in natural resource assets operating in our core commodities.

Our commodities and resources business employs personnel worldwide and our main marketing office is located in Vienna, Austria. We also maintain offices in Canada, the United States, Mexico, Argentina, China, Dubai, Croatia, Albania, Serbia, Norway, Germany, Luxembourg and Spain. In addition, we establish relationships with and seek to further market our products through agents located worldwide. Our marketing and investment activities in the commodities and resource sector are supported by a global network of agents and relationships, which provides us with worldwide sourcing and distribution capabilities.

In April 2014, we acquired FESIL, a vertically integrated commodity supply chain company and one of the world’s leading producers of ferrosilicon, an essential alloy in the production of steel, stainless steel and cast iron. The ferrosilicon production facility is located in Mo i Rana, Norway and produces a range of ferrosilicon products, including granulated and refined qualities. The plant’s annual capacity is approximately 80,000 tonnes of ferrosilicon and 23,000 tonnes of microsilica.

We indirectly derive royalty and other revenue from a mining sub-lease of the lands upon which the Wabush iron ore mine is situated in Newfoundland and Labrador, Canada. Please see “Recent Developments” for further information.

In the third quarter of 2012, we expanded our commodities activities to the energy sector. These activities include the development, production and processing of natural gas, NGLs and, to a far lesser degree, crude oil in Canada. The majority of such operations are located in the central fairway of the Western Canada Sedimentary Basin, primarily situated in the Province of Alberta. As at December 31, 2013, we had an interest in 1,436 producing natural gas wells, 3 non-producing natural gas wells, 112 producing oil wells, 3 non-producing oil wells and a land position that included 268,875 net working interest undeveloped acres. Our assets are situated in the following areas of the Western Canada Sedimentary Basin: (i) the Rock Creek sands and other Cretaceous sands in the Niton area of central Alberta; (ii) the Cretaceous and Tertiary sands in Okotoks and Southern Alberta; (iii) the Mannville sands in the High River area of southern Alberta; and (iv) the deeper, Belly River sands in the Callum area of southern Alberta.

The Niton area includes multi-zone, liquids-rich, tight gas plays with production to date primarily coming from Rock Creek and Ellerslie sandstones. We have a large number of mineral agreements that cover specific zonal rights in this area. As at December 31, 2013, we had an average 72% working interest in 86,000 gross acres of land to the base of the Rock Creek Member of the Fernie Group. The Niton area has other productive zones that provide opportunities to expand our development base by moving into other geological horizons. These zones lie above the Rock Creek and include the Wilrich and Notikewin sandstones of the Upper Mannville and Spirit River Group.

The Southern Plains is comprised primarily of multi Belly River sands along with upper Edmonton Group coal bed methane formations. As well, in select areas of Southern Alberta, there are productive Mannville sands. As at December 31, 2013, we controlled 411,400 gross acres of land at an average 87% working interest, which provides a significant multi-year, low risk natural gas drilling inventory. Infrastructure is in place in the area for future production increases.

Our High River asset is primarily a low to medium permeability Basal Quartz channel sandstone pool, which is the southern Alberta extension of the Lower Cretaceous Deep Basin gas trend.

We also have interests in substantial established infrastructure, which allows flexibility to effectively manage area development and adjust operations accordingly. Overall, we operate over 50,000 horsepower of compression totaling 200 mmcf/d of available field compression capacity, having over 85 mmcf/d of operated processing capacity and over 2,000 km of pipeline infrastructure in place. Key facilities are as follows:

  MFC Sour Gas Processing Plant – We own the MFC sour gas processing plant and gas gathering system through our ownership of MFC Processing Partnership, referred to as “MPP”. The MPP sour gas processing plant is located in the High River area and currently has production capacity of 90 mmcf/d (licensed plant capacity) of sour natural gas and 45 mmcf/d of sweet natural gas. Additionally, in April 2014, we entered into an agreement with a contractor for the design, construction, supply and installation of a 16.5 MW natural gas power project at the processing plant.

  High River – In the High River area there is 9,150 horsepower installed with a gas compression capacity of 42.5 mmcf/d and 270 km of pipeline infrastructure in place. Volumes are all produced through the MPP gas gathering system and sour gas processing plant.

  Southern Alberta Foothills – The Callum and Cowley gas processing plants with 100% plant ownership are currently capable of compressing 19 mmcf/d and ultimately processing 50 mmcf/d through the two existing facilities with the addition of field and/or plant compression. There is currently over 60 km of pipeline infrastructure in the operating area with minimal third party infrastructure in place.

  Edson, Niton, and McLeod – This foothills area property has compression capacity of 23 mmcf/d utilizing over 6,400 horsepower, including the MFC Energy McLeod River gas processing plant with 23 mmcf/d of capacity with 100% plant ownership. Additionally, there is over 185 km of pipeline infrastructure in the area.

  Shallow Gas Properties – Our shallow gas infrastructure consists of over 110 mmcf/d of compression capacity utilizing 30,000 horsepower with over 1,200 km of pipeline infrastructure in place. Final processing gas volumes are linked into the Nova/TransCanada pipeline systems at multiple sales locations.

In the second quarter of 2014, we entered into an agreement with a contractor for the design, construction, supply and installation of a 16.5 MW natural gas power project at our sour gas processing plant. Upon completion, the project will supply our processing plant’s electrical needs, with excess power being sold into the grid based on Alberta Electricity System Operator’s rates. We currently expect the project will cost approximately C$25.2 million, with final commissioning expected to occur in the first half of 2015.

In the nine months ended September 30, 2014, we produced 12,665 mmcf of natural gas, 244 mboe of NGLs and 90 mbbl of crude oil, for total production of hydrocarbons of 2,444 mboe, compared to 13,054 mmcf of natural gas, 269 mboe of NGLs and 86 mbbl of crude oil, for total production of hydrocarbons of 2,531 mboe on a net working interest basis in the same period of 2013. We also produced 40,000 tons of sulphur as a byproduct of our hydrocarbon production activities in the nine months ended September 30, 2014, compared to 37,000 tons for the same period of 2013. Our total production, including hydrocarbons and sulphur, was 2,484 mboe on a net working interest basis for the nine months ended September 30, 2014, compared to 2,568 mboe for the same period in 2013. Total production of natural gas, NGLs and crude oil decreased due to natural decline rates. We did not engage in any drilling or exploration activity in the nine months ended September 30, 2014.

The following table sets forth our average sales prices, operating costs, royalty amounts and transportation costs for each of the periods indicated:

	Nine Months Ended September 30,
	2014						2013
				Total						Total
			Crude	Hydro-					Crude	Hydro-
	Natural Gas	NGLs	Oil	carbons	Sulphur	Total(1)	Natural Gas	NGLs	Oil	carbons	Sulphur	Total(1)
Area	(C$/mcf)	(C$/bbl)	(C$/bbl)	(C$/boe)	(C$/ton)	(C$/boe)	(C$/mcf)	(C$/bbl)	(C$/bbl)	(C$/boe)	(C$/ton)	(C$/boe)
Price(2)	C$5.12	C$ 84.36	C$ 94.96	C$ 38.44	C$156.41	C$40.34	C$3.34	C$ 79.35	C$ 87.36	C$ 28.63	C$ 71.54	C$29.25
Royalties	0.89	30.93	25.77	8.65	29.40	8.98	0.63	27.70	20.88	6.89	11.75	6.96
Operating costs(3)	N/A	N/A	N/A	12.99	N/A	12.99	N/A	N/A	N/A	13.48	N/A	13.48
Transportation costs	0.16	7.96	2.24	1.71	73.41	2.87	0.14	5.24	2.55	1.36	—	1.34
____________________

Notes:
(1)	Includes hydrocarbons and sulphur.

(2)	Excludes third-party processing fees.

(3)	A portion of our natural gas production is associated with crude oil production. As a result, per unit operating costs for each product reflect the allocation of certain common costs.

In addition, we generated third party processing revenues of C$3.6 million during the nine months ended September 30, 2014, compared to C$3.2 million in the same period of 2013.

Transportation costs per boe in the current period increased, primarily as a result of higher gas transmission rates, trucking NGL volumes large distances due to processing constraints and incremental sulphur shipping costs due to sales occurring “FOB” Vancouver versus at the plant gate in 2013.

In November 2013, we entered into an agreement, referred to as the “Participation Agreement”, with an established oil and gas operator. Pursuant to the Participation Agreement, the third-party operator has committed to spending a minimum of C$50.0 million to drill a total of 12 net wells over an initial three-year term, with such drilling being primarily focused on our undeveloped oil and gas properties located in the Niton area of Alberta, Canada. Under the terms of the Participation Agreement, the third-party operator will pay 100% of the costs required to drill and complete each well. If any of the initial 12 net wells achieves continuous production, we may elect to: (i) participate for up to a 30% interest in the well by reimbursing the operator 25% of the costs of such well; or (ii) receive a 10% gross royalty on production. Additionally, any gas produced from a large proportion of these wells will be processed exclusively by our existing processing facility in the area. We believe that this arrangement provides us with the opportunity to further our undeveloped properties at minimal investment risk and, at the same time, provide a potential source of revenue expansion through royalty and processing arrangements. The operator commenced its program under the Participation Agreement in the first quarter of 2014 and has drilled and completed six gross wells on MFC Energy’s lands in the Niton area, with four such wells having been tied in with production from such wells flowing through MFC Energy’s facilities in the area and in respect of which we elected to receive the 10% gross royalty on production.

Merchant Banking

Our merchant banking operations include merchant banking and financial services, third-party financing and other services, proprietary investing and our real property. We seek to invest in many industries, emphasizing those business opportunities where the perceived intrinsic value is not properly recognized.

We use our financial and management expertise to add or unlock value within a relatively short timeframe. Our merchant banking activity is generally not passive and we seek investments where our financial expertise and management can add or unlock value. Proprietary investments are generated and made as part of our overall merchant banking activities and are realized upon over time, sometimes taking more than one year. In addition, we often seek to acquire interests or establish relationships with commodity producers to realize upon potential synergies. Such interests can be acquired through purchases of, or investments in, commodity producers or through contractual arrangements with them, including off-take agreements. The investments we make in commodity producers are part of our merchant banking strategy. To a degree, our merchant banking and commodities and resources businesses supplement each other, which results in synergies in our overall business activities.

Our activities include making proprietary investments through investing our own capital and utilizing our expertise to capture investment opportunities. We seek to invest in businesses or assets whose intrinsic value is not properly reflected in their share or other price. Often such investments are in companies or assets that are under financial, legal or regulatory distress and our services include resolving such distress. Our investing takes many forms and can include acquiring entire businesses or portions thereof, investing in equity or investing in the existing indebtedness (secured and unsecured) of a business or in new equity or debt issues. Our investing is generally not passive and we invest where we believe our expertise in financial restructuring and management and complementary trading and corporate finance capabilities can add or unlock value. Our investing in distressed businesses and/or assets can result in complex and intricate legal issues relating to priorities, claims and other rights of stakeholders. Such issues can result in our being involved in legal and other claims as a result of our overall proprietary investment strategy. Our proprietary investments are often made as a part of, or complementary to, our commodities and resources activities.

We consider investment opportunities where: (i) our existing participation in the marketing and production of commodities provides expert insight; (ii) we can obtain a satisfactory return of future capital investment; and (iii) such investment has synergistic benefits with our existing business. Our philosophy is to utilize our financial strength to realize the commercial potential of assets in markets where we have a comprehensive understanding of the drivers of value.

In addition, we utilize our established relationships with international financial institutions, insurers and factoring companies to provide flexible, customized financial tools, extensive credit and risk management and structured solutions for our customers. Working closely with our customers, our professional staff arranges support for hedging and trading of materials, financing and risk management solutions.

Our merchant banking activities also include leveraging our trading and financial experience and relationships to provide trading services and trade finance services to our customers.

Our merchant banking business generates revenues in the form of corporate and trade finance service fees and interest income. We also realize gains from time to time on our proprietary investments upon their sale, the execution of an equity or debt restructuring or the completion of other forms of divestment.

All Other

Our all other segment includes our corporate and other operating segments and investments, which include financing joint ventures through our China-based subsidiaries and providing medical services, equipment and supplies.

Cash Dividend

In 2011, 2012 and 2013, we declared and paid quarterly cash dividends aggregating $0.20, $0.22 and $0.24 per common share, respectively.

On March 24, 2014, we declared a cash dividend for 2014 of $0.24 per common share, payable in quarterly installments. The first three installments of $0.06 per common share were paid to shareholders on April 22, August 8 and October 27, 2014.

Discussion of Operations

The following discussion and analysis of our financial condition and results of operations for the three and nine months ended September 30, 2014 and 2013 should be read in conjunction with our unaudited condensed consolidated financial statements and related notes. As a result of an error correction in 2012, retained earnings as of September 30, 2013 were restated. Please see Note 16 of our unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2014 for further information.

General

We are a global commodities supply chain company which sources and delivers commodities and materials to clients, with a special expertise in financing and risk management. We also commit our own capital to promising enterprises and invest and otherwise capture investment opportunities for our own account. We seek to invest in businesses or assets whose intrinsic value is not properly reflected in their share price or value. Our investing is generally not passive. We actively seek investments where our financial expertise and management can add or unlock value.

Our results of operations have been and may continue to be affected by many factors of a global nature, including economic and market conditions, the availability of capital, the level and volatility of equity prices and interest rates, currency values, commodity prices and other market indices, technological changes, the availability of credit, inflation and legislative and regulatory developments. Our results of operations may also be materially affected by competitive factors. Our competitors include firms traditionally engaged in merchant banking and financial services such as merchant and investment banks, along with other capital sources such as hedge funds, private equity firms, insurance companies and other trade companies engaged in commodities activities in Europe, Asia and globally.

Our results of operations for any particular period may also be materially affected by our realization on proprietary investments. These investments are made to maximize total return through long-term appreciation and recognized gains on divestment. We realize on our proprietary investments through a variety of methods including sales, capital restructuring or other forms of divestment.

A majority of our revenues is derived from our global commodity supply chain operations. The remaining portions are generally derived from financial services, sales of properties and net gains on securities.

We view our net book value per share as a key indicator of our overall financial performance. Our net book value as at the dates indicated is set forth below:

	September 30,	December 31,
	2014	2013
	(United States dollars in thousands,
	except per share amounts)
Net book value	$709,565	$699,570
Net book value per share	11.25	11.18

Business Environment

Our financial performance is, and our consolidated results in any period can be, materially affected by global economic conditions and financial markets generally.

A favourable business environment is characterized by many factors, including a stable geopolitical climate, transparent financial markets, low inflation, low interest rates, availability of credit, low unemployment, strong business profitability and high business and investor confidence. Unfavourable or uncertain economic and market conditions can be caused by declines in economic growth, business activity or investor or business confidence, limitations on the availability or increase in the cost of credit and capital, increases in inflation, interest rates, exchange rate volatility, outbreaks of hostilities or other geopolitical instability, corporate, political or other scandals that reduce investor confidence in the capital markets or a combination of these or other factors.

While the global economic outlook has improved, ongoing global economic conditions and uncertainties, including slower economic growth in China and the current crises in the Ukraine and the Middle East, continued to impact markets and cause significant volatility in commodity prices, which continued into the third quarter of 2014. For example, the steel sector has seen a drop in producer stocks, which has negatively impacted prices and supply chain volumes.

In the third quarter of 2014, AECO prices averaged approximately 65% higher than the comparative period of 2013 and approximately 14% lower than the second quarter of 2014. Strong demand for natural gas, stemming from a colder-than-normal winter, negatively impacted storage inventories and resulted in a sharp price increase in the first quarter of 2014. During the third quarter of 2014, natural gas storage inventories remained below the five year averages, and prices remained strongly above the comparable period in 2013, while declining from the previous quarter. From time to time, we may enter into hedging transactions to manage pricing risks for our commodities. In December 2013, to hedge the volatility and the organically long nature of our natural gas subsidiary, we entered into a short position of long-term NYMEX natural gas futures with a notional value of approximately $50 million. In January and February of 2014, as natural gas prices continued to rise, we increased our position using shorter-duration derivatives. During the second and third quarters of 2014, these positions were covered as natural gas prices declined and, as at September 30, 2014, we no longer had such position.

Results of Operations

Summary of Quarterly Results

The following tables provide selected unaudited financial information for the most recent eight quarters:

	September 30,	June 30,	March 31,	December 31,
	2014(1)	2014(1)	2014	2013
	(United States dollars in thousands,
	except per share amounts)
Net sales	$389,423	$394,042	$229,147	$220,707
Equity income	2,336	3,294	2,228	1,428
Total revenues	391,759	397,336	231,375	222,135
Net income (loss)(2)	6,419	7,078	5,801	(12,562	)(3)
Basic earnings (loss), per share	0.10	0.11	0.09	(0.20	)(3)
Diluted earnings (loss), per share	0.10	0.11	0.09	(0.20	)(3)
____________________

Notes:
(1)	We commenced consolidation of the operations of Elsner and FESIL from March 31 and April 1, 2014, respectively.

(2)	Net income attributable to our shareholders.

(3)	Includes an impairment of interests in resource projects of $6.1 million.

	September 30,	June 30,	March 31,	December 31,
	2013	2013	2013	2012
	(United States dollars in thousands,
	except per share amounts)
Net sales	$213,418	$166,974	$205,732	$110,416
Equity income	2,198	1,959	1,522	1,347
Total revenues	215,616	168,933	207,254	111,763
Net income (loss)(1)	6,977	6,811	8,439	(45,498	)(2)
Basic earnings (loss), per share	0.11	0.11	0.13	(0.73	)(2)
Diluted earnings (loss), per share	0.11	0.11	0.13	(0.73	)(2)
____________________

Notes:
(1)	Net income attributable to our shareholders.

(2)	Includes a total impairment and write-down of $48.2 million, or $0.77 per share on a basic and diluted basis, net of income tax recovery, on a subsidiary in India, which was subsequently sold in 2013.

Three Months Ended September 30, 2014 Compared to Three Months Ended September 30, 2013

The following table sets forth our selected operating results and other financial information for each of the periods indicated:

	Three Months Ended September 30,
	2014(1)	2013
	(United States dollars in thousands,
	except per share amounts)
Net sales	$389,423	$213,418
Gross revenues	391,759	215,616
Costs and expenses	378,698	211,392
Costs of sales	355,292	194,811
Selling, general and administrative expenses	18,903	12,961
Finance costs	4,503	3,620
Income from operations	13,061	4,224
Net income(2)	6,419	6,977
Earnings per share:
Basic	0.10	0.11
Diluted	0.10	0.11

____________________

Notes:
(1)	We commenced consolidation of the operations of Elsner and FESIL from March 31 and April 1, 2014, respectively.

(2)	Net income attributable to our shareholders.

The following is a breakdown of our total revenues by activity for each of the periods indicated:

	Three Months Ended September 30,
	2014	2013
	(United States dollars in thousands)
Gross Revenues:
Commodities and resources	$382,437	$205,962
Merchant banking	1,425	2,663
All other	7,897	6,991
	$391,759	$215,616

The following charts illustrate our revenues by business segment and geographic distribution in the three months ended September 30, 2014:

Revenues by Business Segment	Revenues by Region

Based upon the average exchange rates for the three months ended September 30, 2014, the United States dollar increased by approximately 0.1% and increased by approximately 4.9% in value against the Euro and the Canadian dollar, respectively, compared to the average exchange rates for the same period in 2013. As at September 30, 2014, the United States dollar had increased by approximately 9.1% against the Euro and 5.4% against the Canadian dollar since December 31, 2013.

Revenues for the third quarter of 2014 increased to $391.8 million (consisting of net sales of $389.4 million and equity income from medical joint ventures of $2.3 million) from $215.6 million (consisting of net sales of $213.4 million and equity income of $2.2 million) in the same period of 2013, primarily as a result of an overall increase in commodities revenues (see below) stemming from the consolidation of our recent acquisitions in the second quarter of 2014 and an increase in natural gas prices. As the Euro was relatively stable during the third quarter of 2014 as compared to the same period in 2013, currency fluctuations had no material impact on our revenues when Euro-denominated revenues were translated into U.S. dollars.

Revenues for our commodities and resources business were $382.4 million for the third quarter of 2014, compared to $206.0 million in the same period in 2013, primarily as a result of the consolidation of our recent acquisitions in the second quarter of 2014. In addition, higher natural gas prices during the period and increased revenues from wood products were partially offset by lower revenues from our royalty interest in a mining sub-lease and the negative impact of the higher U.S. dollar against the Canadian dollar.

Revenues for our merchant banking business decreased to $1.4 million in the third quarter of 2014 from $2.7 million for the same period in 2013.

Revenues for our all other segment were $7.9 million for the third quarter of 2014, compared to $7.0 million for the same period in 2013.

Costs of sales increased to $355.3 million during the third quarter of 2014 from $194.8 million for the same period in 2013, primarily as a result of the consolidation of our recent acquisitions in the second quarter of 2014. The following is a breakdown of our costs of sales for each of the periods indicated:

	Three Months Ended September 30,
	2014	2013
	(United States dollars in thousands)
Commodities and resources	$357,107	$191,971
Credit losses on loans and receivables	3,014	28
Gain on derivative contracts, net	(9,707)	(962)
Market value decrease on commodities	1,251	597
Other	3,627	3,177
Total cost of sales	$355,292	$194,811

The gain on derivative contracts of $9.7 million in the third quarter of 2014 stemmed from commodity and currency derivatives and our natural gas futures (see “Discussion of Operations — Business Environment” for additional information).

Credit losses on loans and receivables, which resulted from financial difficulties experienced by a steel production partner and financial difficulties in the trade sector, were $3.0 million in the third quarter of 2014, compared to $28,000 in the same period of 2013.

Selling, general and administrative expenses increased to $18.9 million for the third quarter of 2014 from $13.0 million for the same period of 2013, primarily as a result of the consolidation of our recent acquisitions in the second quarter of 2014 and certain restructuring and severance expenses.

In the third quarter of 2014, we incurred finance costs of $4.5 million, compared to $3.6 million in the same period of 2013. The increase was primarily a result of higher borrowings.

In the third quarter of 2014, we recognized a net foreign currency transaction loss of $1.3 million (which arose from the monetary assets and liabilities held by our companies that are denominated in currencies that differ from their functional currencies), compared to a gain of $2.6 million in the same period of 2013.

We recognized an income tax expense (other than resource property revenue taxes) of $3.7 million during the third quarter of 2014, compared to a recovery of income taxes (other than resource property revenue taxes) of $2.7 million during the same period of 2013. Our statutory tax rate was 26% during the third quarter of 2014, compared to 25% during the same period of 2013, and our effective tax rates are lower than our statutory tax rates in the current period. The income tax paid in cash (excluding resource property revenue taxes) during the third quarter of 2014 was $0.3 million, compared to $0.2 million in the same period of 2013.

We recognized resource property revenue taxes of $1.3 million during the third quarter of 2014, compared to $2.1 million during the same period of 2013. The resource property revenue tax rate was 20% on our gross royalty revenue from our royalty interest in a mining sub-lease, deducted at source, which is reduced by 20% of deductible expenses. During the third quarter of 2014, proceeds from such interest, net of resource property revenue tax, were C$5.0 million, compared to C$8.8 million in the same period of 2013.

Overall, we recognized an income tax expense of $5.0 million (provision for income taxes of $3.7 million and resource property revenue taxes of $1.3 million) during the third quarter of 2014, compared to a recovery of income taxes $0.7 million (recovery of income taxes of $2.7 million and provision for resource property revenue taxes of $2.1 million) in the same period of 2013.

In the third quarter of 2014, our income attributable to shareholders was $6.4 million, or $0.10 per share on a basic and diluted basis, compared to $7.0 million, or $0.11 per share on a basic and diluted basis, for the same period in 2013.

Nine Months Ended September 30, 2014 Compared to Nine Months Ended September 30, 2013

The following table sets forth our selected operating results and other financial information for each of the periods indicated:

	Nine Months Ended September 30,
	2014(1)	2013
	(United States dollars in thousands,
	except per share amounts)
Net sales	$1,012,612	$586,124
Gross revenues	1,020,470	591,803
Costs and expenses	986,659	566,290
Costs of sales	910,093	508,446
Selling, general and administrative expenses	62,903	46,293
Finance costs	13,280	11,551
Income from operations	33,811	25,513
Net income(2)	19,298	22,227
Earnings per share:
Basic	0.31	0.36
Diluted	0.31	0.35
____________________

Notes:
(1)	We commenced consolidation of the operations of Elsner and FESIL from March 31 and April 1, 2014, respectively.

(2)	Net income attributable to our shareholders.

The following is a breakdown of our total revenues by activity for each of the periods indicated:

	Nine Months Ended September 30,
	2014	2013
	(United States dollars in thousands)
Gross Revenues:
Commodities and resources	$987,979	$566,572
Merchant banking	10,802	8,880
All other	21,689	16,351
	$1,020,470	$591,803

The following charts illustrate our revenues by business segment and geographic distribution in the nine months ended September 30, 2014:

Revenues by Business Segment	Revenues by Region

Based upon the average exchange rates for the nine months ended September 30, 2014, the United States dollar decreased by approximately 2.8% and increased by approximately 6.9% in value against the Euro and the Canadian dollar, respectively, compared to the average exchange rates for the same period in 2013. As at September 30, 2014, the United States dollar had increased by approximately 9.1% against the Euro and 5.4% against the Canadian dollar since December 31, 2013.

Revenues for the nine months ended September 30, 2014 increased to $1,020.5 million (consisting of net sales of $1,012.6 million and equity income from medical joint ventures of $7.9 million) from $591.8 million (consisting of net sales of $586.1 million and equity income of $5.7 million) in the same period of 2013, primarily as a result of an overall increase in commodities revenues (see below) stemming from the consolidation of our recent acquisitions in the second quarter of 2014 and an increase in natural gas prices. As the Euro was relatively stable during the nine months ended September 30, 2014 as compared to the same period in 2013, currency fluctuations had no material impact on our revenues when Euro-denominated revenues were translated into U.S. dollars.

Revenues for our commodities and resources business were $988.0 million for the nine months ended September 30, 2014, compared to $566.6 million in the same period in 2013, primarily as a result of the consolidation of our recent acquisitions in the second quarter of 2014. In addition, higher natural gas prices during the period and increased revenues from wood products were partially offset by lower revenues from our royalty interest in a mining sub-lease and the negative impact of the higher U.S. dollar against the Canadian dollar.

Revenues for our merchant banking business were $10.8 million for the nine months ended September 30, 2014, compared to $8.9 million for the same period in 2013, primarily as a result of an accounting gain on the sale of subsidiaries.

Revenues for our all other segment were $21.7 million for the nine months ended September 30, 2014, compared to $16.4 million for the same period in 2013.

Costs of sales increased to $910.1 million during the nine months ended September 30, 2014 from $508.4 million for the same period in 2013, primarily as a result of the consolidation of our recent acquisitions in the second quarter of 2014. The following is a breakdown of our costs of sales for each of the periods indicated:

	Nine Months Ended September 30,
	2014	2013
	(United States dollars in thousands)
Commodities and resources	$905,906	$512,644
Credit losses on loans and receivables	2,973	78
Gain on derivative contracts, net	(9,849)	(5,297)
Market value decrease (increase) on commodities	2,334	(6,463)
Other	8,729	7,484
Total cost of sales	$910,093	$508,446

The gain on derivative contracts of $9.8 million in the nine months ended September 30, 2014 stemmed from commodity and currency derivatives and our natural gas futures (see “Discussion of Operations — Business Environment” for additional information).

Selling, general and administrative expenses increased to $62.9 million in the nine months ended September 30, 2014 from $46.3 million for the same period of 2013, primarily as a result of the consolidation of our recent acquisitions in the second quarter of 2014 and certain restructuring and severance expenses.

In the nine months ended September 30, 2014, we incurred finance costs of $13.3 million, compared to $11.6 million in the same period of 2013. The increase was primarily a result of higher borrowings.

In the nine months ended September 30, 2014, we recognized $0.4 million of share-based compensation expense as a result of the granting of stock options to employees during the period, compared to $nil in the same period of 2013.

In the nine months ended September 30, 2014, we recognized a net foreign currency transaction loss of $2.6 million (which arose from the monetary assets and liabilities held by our companies that are denominated in currencies that differ from their functional currencies), compared to a net foreign currency transaction gain of $0.1 million in the same period of 2013. A substantial amount of the exchange loss in the current period was attributable to an intercompany settlement in support of fiscally responsible strategies.

We recognized an income tax expense (other than resource property revenue taxes) of $9.0 million during the nine months ended September 30, 2014, compared to a recovery of income taxes (other than resource property revenue taxes) of $1.2 million during the same period of 2013. Our statutory tax rate was 26% for the nine months ended September 30, 2014, compared to 25% during the same period of 2013, and our effective tax rates are lower than our statutory tax rates in the current period. The income tax paid in cash (excluding resource property revenue taxes) during the nine months ended September 30, 2014 was $2.1 million, compared to $2.3 million in the same period of 2013.

We recognized resource property revenue taxes of $1.8 million during the nine months ended September 30, 2014, compared to $3.6 million during the same period of 2013. The resource property revenue tax rate was 20% on our gross royalty revenue from our royalty interest in a mining sub-lease, deducted at source, which is reduced by 20% of deductible expenses. During the nine months ended September 30, 2014, proceeds from such interest, net of resource property revenue tax, were C$7.6 million, compared to C$15.2 million in the same period of 2013.

Overall, we recognized an income tax expense of $10.8 million (provision for income taxes of $9.0 million and resource property revenue taxes of $1.8 million) during the nine months ended September 30, 2014, compared to $2.4 million (a recovery of income taxes of $1.2 million and provision for resource property revenue taxes of $3.6 million) in the same period of 2013.

In the nine months ended September 30, 2014, our income attributable to shareholders was $19.3 million, or $0.31 per share on a basic and diluted basis, compared to $22.2 million, or $0.36 and $0.35 per share on a basic and diluted basis, respectively, for the same period in 2013.

Liquidity and Capital Resources

General

Liquidity is of importance to companies in our businesses, as insufficient liquidity often results in underperformance.

Our objectives when managing capital are: (i) to safeguard our ability to continue as a going concern so that we can continue to provide returns for shareholders and benefits for other stakeholders; (ii) to provide an adequate return to our shareholders by pricing products and services commensurately with the level of risk; and (iii) to maintain a flexible capital structure that optimizes the cost of capital at acceptable risk. We set the amount of capital in proportion to risk. We manage our capital structure and make adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust this capital structure, we may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

Consistent with others in our industry, we monitor capital on the basis of our net debt-to-equity ratio and long-term debt-to-equity ratio. The net debt-to-equity ratio is calculated as net debt divided by shareholders’ equity. Net debt is calculated as total debt less cash and cash equivalents. The long-term debt-to-equity ratio is calculated as long-term debt divided by shareholders’ equity. The computations are based on continuing operations.

The following table sets forth the calculation of our net debt-to-equity ratio as at the dates indicated:

	September 30,	December 31,
	2014	2013
	(United States dollars in thousands)
Total long-term debt	$223,555	$234,740
Less: cash and cash equivalents	(201,294)	(332,173)
Net debt (net cash and cash equivalents)	22,261	(97,433)
Shareholders’ equity	709,565	699,570
Net debt-to-equity ratio	0.03	Not applicable

There were no amounts in accumulated other comprehensive income relating to cash flow hedges, nor were there any subordinated debt instruments as at September 30, 2014 and December 31, 2013. The net debt-to-equity ratio as at September 30, 2014 was 0.03 and was not applicable as at December 31, 2013 as we had a net cash and cash equivalents balance.

The following table sets forth the calculation of our long-term debt-to-equity ratio as at the dates indicated:

	September 30,	December 31,
	2014	2013
	(United States dollars in thousands)
Long-term debt, less current portion	$186,635	$189,871
Shareholders’ equity	709,565	699,570
Long-term debt-to-equity ratio	0.26	0.27

During the nine months ended September 30, 2014, our strategy, which remained unchanged from the prior period, was to maintain our net debt-to-equity ratio and long-term debt-to-equity ratio at low levels. Our long-term debt-to-equity ratio was 0.26 and 0.27, respectively, as at September 30, 2014 and December 31, 2013.

Financial Position

The following table sets out our selected financial information as at the dates indicated:

	September 30,	December 31,
	2014	2013
	(United States dollars in thousands)
Cash and cash equivalents	$201,294	$332,173
Short-term cash deposits	161	4,381
Short-term securities	1,268	2,068
Trade receivables	175,229	115,678
Other receivables	43,879	30,409
Inventories	185,863	88,844
Real estate held for sale	12,510	12,676
Deposits, prepaid and other	42,292	27,136
Assets held for sale	91,105	97,344
Total assets	1,386,099	1,318,598
Working capital	397,313	396,312
Short-term bank borrowings	203,345	129,783
Debt, current portion	36,920	44,869
Account payables and accrued expenses	101,292	126,649
Income tax liabilities	3,524	1,891
Liabilities relating to assets held for sale	11,829	11,517
Long-term debt, less current portion	186,635	189,871
Decommissioning obligations	110,999	105,854
Shareholders’ equity	709,565	699,570

We maintain an adequate level of liquidity, with a portion of our assets held in cash and cash equivalents and securities. The liquid nature of these assets provides us with flexibility in managing and financing our business and the ability to realize upon investment or business opportunities as they arise. We also use this liquidity in client-related services by acting as a financial intermediary for third parties (e.g., by acquiring a position or assets and reselling such position or assets) and for our own proprietary trading and investing activities.

As at September 30, 2014, cash and cash equivalents were $201.3 million, compared to $332.2 million as at December 31, 2013. The decrease in cash was primarily a result of cash utilized for the purchase of FESIL and the pay-down of short-term borrowings. Trade receivables and other receivables were $175.2 million and $43.9 million, respectively, as at September 30, 2014, compared to $115.7 million and $30.4 million, respectively, as at December 31, 2013. The increase in trade receivables was primarily a result of the consolidation of our recent acquisitions in the second quarter of 2014. The value of our inventories increased to $185.9 million as at September 30, 2014, from $88.8 million as at December 31, 2013. The increase in inventories was primarily due to the consolidation of our recent acquisitions in the second quarter of 2014. We had assets held for sale of $91.1 million as at September 30, 2014, representing certain non-core natural gas assets and investment property, compared to $97.3 million as at December 31, 2013. The value of deposits, prepaid and other assets was $42.3 million as at September 30, 2014, compared to $27.1 million as at December 31, 2013. The increase was primarily a result of the consolidation of our recent acquisitions in the second quarter of 2014. The value of real estate held for sale was $12.5 million as at September 30, 2014, compared to $12.7 million as at December 31, 2013. As at September 30, 2014, short-term securities decreased to $1.3 million from $2.1 million as at December 31, 2013. As at September 30, 2014, we had short-term cash deposits of $0.2 million, compared to $4.4 million as at December 31, 2013. The decrease in short-term cash deposits was primarily a result of the maturity of short-term cash deposits in the first quarter of 2014.

As at September 30, 2014, we had liabilities relating to assets held for sale of $11.8 million, relating to decommissioning obligations associated with such assets, compared to $11.5 million as at December 31, 2013.

Our short-term borrowings increased to $203.3 million as at September 30, 2014 from $129.8 million as at December 31, 2013, primarily as a result of the consolidation of our recent acquisitions in the second quarter of 2014.

As at September 30, 2014, we had other non-current assets of $8.9 million, consisting primarily of receivables of $6.8 million and deferred asset acquisition costs of $1.5 million, compared to $0.6 million as at December 31, 2013. As at September 30, 2014, we had other long-term liabilities of $10.0 million, consisting of royalty payables of $5.2 million and accrued employee benefits of $2.2 million, compared to $0.9 million as at December 31, 2013.

Short-Term Bank Loans and Facilities

As part of our operations, we establish, utilize and maintain various kinds of credit lines and facilities with banks and insurers. Most of these facilities are short-term. These facilities are used for day-to-day business and structured solutions activities in commodities. The amounts drawn under such facilities fluctuate with the kind and level of transactions being undertaken.

As at September 30, 2014, we had credit facilities aggregating $773.5 million comprised of: (i) unsecured revolving credit facilities aggregating $372.1 million from banks; (ii) revolving credit facilities aggregating $103.4 million from banks for structured solutions, a special trade financing. The margin is negotiable when the facility is used; (iii) non-recourse specially structured factoring arrangements with a bank for up to a credit limit of $190.6 million for our commodities activities. We may factor our commodity receivable accounts upon invoicing at the inter-bank rate plus a margin; (iv) a foreign exchange credit facility of $72.4 million with a bank; and (v) secured revolving credit facilities aggregating $35.0 million. All of these facilities are either renewable on a yearly basis or usable until further notice.

Long-Term Debt

Other than lines of credit drawn, as at September 30, 2014, the maturities of long-term debt were as follows:

Maturity	Principal	Interest	Total
	(United States dollars in thousands)
12 months	$36,920	$5,984	$42,904
12 – 24 months	36,983	5,028	42,011
24 – 36 months	70,272	3,414	73,686
36 – 48 months	25,293	2,187	27,480
48 – 60 months	25,722	1,439	27,161
Thereafter	28,365	1,384	29,749
	$223,555	$19,436	$242,991

We expect our maturing debt to be satisfied primarily through the settlement of underlying commodities transactions, trade financing transactions, including structured solutions transactions, cash on hand and cash flow from operations. Much of our maturing debt may either subsequently be made re-available to us by the applicable financial institution or we may replace such facilities with new facilities depending upon particular capital requirements.

Cash Flows

Due to the number of businesses we engage in, our cash flows are not necessarily reflective of net earnings and net assets for any reporting period. As a result, instead of using a traditional cash flow analysis solely based on cash flow statements, our management believes it is more useful and meaningful to analyze our cash flows by overall liquidity and credit availability. Please see the discussion on our financial position, short-term bank loans, facilities and long term debt earlier in this section.

The global commodity supply chain business can be cyclical and our cash flows vary accordingly. Our principal operating cash expenditures are for financing trading of securities, commodities financing and general and administrative expenses.

Working capital levels fluctuate throughout the year and are affected by the level of our commodities operations, the markets and prices for commodities and the timing of receivables and the payment of payables and expenses. Changes in the volume of commodities transactions can affect the level of receivables and influence overall working capital levels. We currently have a sufficient level of cash on hand and credit facility amounts and we believe that we have sufficient cash flows from operations, cash on hand and credit availability to meet our working capital and other requirements as well as unexpected cash demands.

Cash Flows from Operating Activities

Operating activities used cash of $19.7 million in the nine months ended September 30, 2014, compared to providing cash of $6.3 million in the same period of 2013. A decrease in short-term bank borrowings used cash of $50.8 million in the nine months ended September 30, 2014, compared to an increase in short-term bank borrowings providing cash of $11.3 million in the same period of 2013. A decrease in accounts payable and accrued expenses used cash of $41.1 million in the nine months ended September 30, 2014, compared to $25.8 million in the same period of 2013. A decrease in inventories provided cash of $6.5 million in the nine months ended

September 30, 2014, compared to $25.1 million in the same period of 2013. A decrease in deposits, prepaid and other provided cash of $6.5 million in the nine months ended September 30, 2014, compared to $1.7 million in 2013. A decrease in restricted cash provided cash of $6.0 million in the nine months ended September 30, 2014, compared to $0.7 million in the same period of 2013. A decrease in short-term cash deposits provided cash of $4.2 million in the nine months ended September 30, 2014, compared to $nil in the same period of 2013. A decrease in receivables provided cash of $5.5 million in the nine months ended September 30, 2014, compared to an increase in receivables using cash of $25.2 million in the same period of 2013. A decrease in decommissioning obligations used cash of $1.9 million in the nine months ended September 30, 2014, compared to $2.6 million in the same period of 2013. Changes in short-term securities provided cash of $1.1 million during the nine months ended September 30, 2014, compared to using cash of $3.4 million in the same period of 2013. An increase in income tax liabilities provided cash of $0.3 million in the nine months ended September 30, 2014, compared to a decrease in income tax liabilities using cash of $0.1 million in the same period of 2013. A decrease in accrued pension assets, net of obligations, provided cash of $34,000 in the nine months ended September 30, 2014, compared to an increase in accrued pension assets, net of obligations, using cash of $0.8 million in the same period of 2013. Other items provided cash of $2.6 million in the nine months ended September 30, 2014, compared to $2.0 million in the same period of 2013. A decrease in assets held for sale provided cash of $0.9 million in the nine months ended September 30, 2014, compared to an increase using cash of $0.5 million in the same period of 2013.

Cash Flows from Investing Activities

Investing activities used cash of $76.4 million in the nine months ended September 30, 2014, primarily in connection with FESIL and Elsner, compared to providing cash of $2.0 million in the same period of 2013. The acquisitions of FESIL and Elsner, net of cash acquired, and dispositions of subsidiaries used cash of $61.9 million in the nine months ended September 20, 2014, compared to $nil in the same period of 2013. Purchases of property, plant and equipment, primarily in connection with our energy activities in Alberta, Canada, net of sales, used cash of $12.4 million in the nine months ended September 30, 2014, compared to $3.5 million in the same period of 2013. Purchases of hydrocarbon assets, net of sales, used cash of $3.4 million in the nine months ended September 31, 2014, compared to $2.1 million in the same period of 2013. Purchases of long-term investments used cash of $0.6 million in the nine months ended September 30, 2014, compared to $1.1 million in the same period of 2013. Other items used cash of $2.0 million in the nine months ended September 30, 2014, compared to providing cash of $5.0 million in the same period of 2013.

Cash Flows from Financing Activities

Net cash used by financing activities was $39.6 million in the nine months ended September 30, 2014, compared to $4.9 million in the same period of 2013. A repayment to a customer used cash of $22.2 million in the nine months ended September 30, 2014, compared to $nil in the same period of 2013. On December 31, 2013, a customer paid $22.2 million to one of the Company’s subsidiaries. However, the underlying invoice was subject to factoring arrangements and the amount was subsequently repaid in January 2014. As a result, $22.2 million was recognized as a repayment to a customer. A net decrease in debt used cash of $9.2 million in the nine months ended September 30, 2014, compared to a net increase in debt providing cash of $18.8 million in the same period of 2013. Dividends paid to shareholders used cash of $7.5 million in the nine months ended September 30, 2014, compared to $11.3 million in the same period of 2013. Dividends paid to non-controlling interests used cash of $0.9 million in the nine months ended September 30, 2014, compared to $0.8 million in the same period of 2013. The issuance of shares in connection with the exercise of stock options provided cash of $0.2 million in the nine months ended September 30, 2014, compared to $nil in the same period of 2013.

Future Liquidity

We expect that there will be acquisitions of businesses or commitments to projects in the future. To achieve the long-term goals of expanding our assets and earnings, including through acquisitions, capital resources will be required. Depending on the size of a transaction, the capital resources that will be required can be substantial. The necessary resources will be generated from cash flows from operations, cash on hand, borrowings against our assets, sales of proprietary investments or the issuance of securities.

Foreign Currency

Substantially all of our operations are conducted in international markets and our consolidated financial results are subject to foreign currency exchange rate fluctuations.

Our reporting currency is the United States dollar. We translate subsidiaries’ assets and liabilities into United States dollars at the rate of exchange on the balance sheet date. Revenues and expenses are translated at exchange rates approximating those at the date of the transactions. As a substantial amount of revenues is received in Euros, Chinese yuans and Canadian dollars, the financial position for any given period, when reported in United States dollars, can be significantly affected by the exchange rates for these currencies prevailing during that period.

In the nine months ended September 30, 2014, we reported a net $8.3 million currency translation adjustment loss under other comprehensive loss within equity. This compared to a loss of $16.2 million in the same period of 2013.

Contractual Obligations

The following table sets out our contractual obligations and commitments as at December 31, 2013 in connection with our long-term liabilities:

	Payments Due by Period(1)
	(United States dollars in thousands)
	Less than		3 – 5	More than
Contractual Obligations(2)(3)	1 Year	1 – 3 Years	Years	5 Years	Total
Long-term debt obligations	$51,556	$114,504	$60,949	$29,656	$256,665
Operating lease obligations	1,983	2,018	905	192	5,098
Purchase obligations	14,909	1,390	58	—	16,357
Puttable Instruments	—	3,936	—	—	3,936
Total	$68,448	$121,848	$61,912	$29,848	$282,056

____________________

Notes:
(1)	Undiscounted.

(2)	The table does not include non-financial instrument liabilities and guarantees.

(3)	The table does not include provisions for decommissioning obligations.

Upon acquisition of a minority interest in a subsidiary in April 2014, the puttable financial liabilities were derecognized. Please refer to Note 6 of our unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2014 for further information.

There have been no other significant changes to the foregoing since December 31, 2013, with the exception of the following additional obligations resulting from our acquisitions of our recent acquisitions in 2014:

	Payments Due by Period(1)(2)
	(United States dollars in thousands)
	Less than		3 – 5	More than
Contractual Obligations(3)	1 Year	1 – 3 Years	Years	5 Years	Total
Operating lease obligations	$1,097	$2,961	$3,201	$1,697	$8,956
Other long-term obligations	195	338	248	—	781
Total	$1,292	$3,299	$3,449	$1,697	$9,737

____________________

Notes:
(1)	Undiscounted.

(2)	Since the dates of their acquisitions.

(3)	The table does not include non-financial instrument liabilities and guarantees.

Additionally, in the second quarter of 2014, we entered into an agreement with a contractor for the design, construction, supply and installation of a 16.5 MW natural gas power project at our sour gas processing plant in Alberta, Canada. We currently expect the project will cost C$25.2 million. In connection therewith, we obtained a five-year down payment financing in the amount of €2.5 million and a ten-year loan in the amount of €16.0 million with a blended interest rate of 2.675%, of which €6.6 million had been drawn as of September 30, 2014.

Please see “— Long-Term Debt” for further information and an update regarding our long-term debt obligations.

Risk Management

Risk is an inherent part of our business and operating activities. The extent to which we properly and effectively identify, assess, monitor and manage each of the various types of risk involved in our activities is critical to our financial soundness and profitability. We seek to identify, assess, monitor and manage the following principal risks involved in our business activities: market, credit, liquidity, operational, legal and compliance, new business, reputational and other. Risk management is a multi-faceted process that requires communication, judgment and knowledge of financial products and markets. Our management takes an active role in the risk management process and requires specific administrative and business functions to assist in the identification, assessment and control of various risks. Our risk management policies, procedures and methodologies are fluid in nature and are subject to ongoing review and modification.

Inflation

We do not believe that inflation has had a material impact on our revenues or income over the past two fiscal years. However, increases in inflation could result in increases in our expenses, which may not be readily recoverable in the price of goods or services provided to our clients. To the extent that inflation results in rising interest rates and has other adverse effects on capital markets, it could adversely affect our financial position and profitability.

Application of Critical Accounting Policies

The preparation of financial statements in conformity with IFRS requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

Our management routinely makes judgments and estimates about the effects of matters that are inherently uncertain. As the number of variables and assumptions affecting the probable future resolution of the uncertainties increase, these judgments become even more subjective and complex. We have identified certain accounting policies that are the most important to the portrayal of our current financial condition and results of operations. Please refer to Note 1B to our audited consolidated financial statements for the year ended December 31, 2013 for a discussion of the significant accounting policies.

The following accounting policies are the most important to our ongoing financial condition and results of operations:

Inventories

Our inventories consist of raw materials, work-in-progress and finished goods.

In general, inventories are recorded at the lower of cost or estimated net realizable value. Commodities acquired in commodity broker-trader activities with the purpose of selling them in the near future and generating a profit from fluctuations in price or margin are measured at fair value less costs to sell. Accordingly, our management must make estimates about their pricing when establishing the appropriate provisions for inventories. For the finished goods and commodity inventories, the estimated net selling price is the most important determining factor. However, our management also considers whether there are any alternatives to enhance the value of the finished goods by various marketing strategies and channels. Actual selling price could differ from the estimated selling price and such differences could be material.

Receivables

Receivables are financial instruments that are not classified as held for trading or available for sale. They are net of an allowance for credit losses, if any. We perform ongoing credit evaluations of customers and adjust our allowance accounts for specific customer risks and credit factors. Receivables are considered past due on an individual basis based on the terms of the contracts. Our allowance for credit losses is maintained at an amount considered adequate to absorb estimated credit-related losses. Such allowance reflects our management’s best estimate of the losses in our receivables and judgments about economic conditions.

Valuation of Securities

Securities held for trading are carried at current market value. Any unrealized gains or losses on securities held for trading are included in our results of operations.

Available-for-sale securities are also carried at current market value when current market value is available. Any unrealized gains or losses are included in other comprehensive income. When there is any objective evidence that an available-for-sale security has experienced a decline in value, other than a temporary decline, the security will be written down to recognize the loss in the determination of income. In determining whether the decline in value is other than temporary, quoted market price is not the only deciding factor, particularly for thinly traded securities, large block holdings and restricted shares. We also consider, but such consideration is not limited to, the following factors: (i) the trend of the quoted market price and trading volume; (ii) the investee’s financial position and results for a period of years; (iii) any liquidity or going concern problems of the investee; (iv) changes in or reorganization of the investee and/or its future business plan; (v) the outlook of the investee’s industry; (vi) the current fair value of the investment (based upon an appraisal thereof) relative to its carrying value; (vii) our business plan and strategy to divest the security or to restructure the investee; and (viii) the extent and/or duration of the decline in market value.

Recent market volatility has made it extremely difficult to value certain securities. Subsequent valuations, in light of factors prevailing at such time, may result in significant changes in the values of these securities in future periods. Any of these factors could require us to recognize further impairments in the value of our securities portfolio, which may have an adverse effect on our results of operations in future periods.

Impairment of Non-Financial Assets

We assess at the end of each reporting period whether there is any indication that an asset may be impaired. If any such indication exists, we shall estimate the recoverable amount of the asset. In assessing whether there is any indication that an asset may be impaired, we consider, as a minimum, the following indications:

External sources of information

(a)	during the period, an asset’s market value has declined significantly more than would be expected as a result of the passage of time or normal use;

(b)	significant changes with an adverse effect on the entity have taken place during the period, or will take place in the near future, in the technological, market, economic or legal environment in which the entity operates or in the market to which an asset is dedicated;

(c)	market interest rates or other market rates of return on investments have increased during the period, and those increases are likely to affect the discount rate used in calculating an asset’s value in use and decrease the asset’s recoverable amount materially;

(d)	the carrying amount of the net assets of the entity is more than its market capitalization;

Internal sources of information

(e)	evidence is available of obsolescence or physical damage of an asset;

(f)	significant changes with an adverse effect on the entity have taken place during the period, or are expected to take place in the near future, in the extent to which, or manner in which, an asset is used or is expected to be used. These changes include the asset becoming idle, plans to discontinue or restructure the operation to which an asset belongs, plans to dispose of an asset before the previously expected date and reassessing the useful life of an asset as finite rather than indefinite; and

(g)	evidence is available from internal reporting that indicates that the economic performance of an asset is, or will be, worse than expected.

Provisions for Decommissioning Obligations

Our provisions for decommissioning obligations represent management’s best estimate of the present value of the future cash outflows required to settle the liability which reflects estimates of future costs, inflation, movements in foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk-free interest rates for discounting the future cash outflows. Changes in the above factors can result in a change to the provision recognized by us.

Changes in decommissioning obligations are recorded with a corresponding change to the carrying amounts of related properties. Adjustments to the carrying amounts of related properties can result in a change to future depletion expense.

Income Taxes

Management believes that it has adequately provided for income taxes based on all of the information that is currently available. The calculation of income taxes in many cases, however, requires significant judgment in interpreting tax rules and regulations, which are constantly changing.

Our tax filings are also subject to audits, which could materially change the amount of current and future income tax assets and liabilities. Any change would be recorded as a charge or a credit to income tax expense. Any cash payment or receipt would be included in cash from operating activities.

We currently have deferred tax assets, which are comprised primarily of tax loss carry-forwards and deductible temporary differences, both of which will reduce taxable income in the future. The amounts recorded for deferred tax are based upon various judgments, assumptions and estimates. We assess the realization of these deferred tax assets on a periodic basis to determine to what extent it is probable that taxable profit will be available against which the deductible temporary differences and the carry-forward of unused tax credits and unused tax losses can be utilized.

We determine whether it is probable that all or a portion of the deferred tax assets will be realized, based on currently available information, including, but not limited to, the following:

  the history of the tax loss carry-forwards and their expiry dates;

  future reversals of temporary differences;

  our projected earnings; and

  tax planning opportunities.

On the reporting date, we also reassess unrecognized deferred tax assets. We recognize a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

We provide for future liabilities in respect of uncertain tax positions where additional tax may become payable in future periods and such provisions are based on our management’s assessment of exposures. We do not recognize the full deferred tax liability on taxable temporary differences associated with investments in subsidiaries, joint ventures and associates where we are able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. We may change our investment decision in the normal course of our business, thus resulting in additional tax liability.

New Standards and Interpretations Adopted and Not Yet Adopted

IFRIC 21, Levies, provides the following guidance on recognition of a liability to pay levies:

  The liability is recognized progressively if the obligating event occurs over a period of time.

  If an obligation is triggered on reaching a minimum threshold, the liability is recognized when that minimum threshold is reached.

The same recognition principles are applied in interim financial reports. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014. The application of this new standard did not have significant impacts on our consolidated financial statements.

IFRS 9, Financial Instruments, referred to as “IFRS 9”, issued on July 24, 2014 is the IASB’s replacement of IAS 39, Financial Instruments: Recognition and Measurement, referred to as “IAS 39”. IFRS 9 includes requirements for recognition and measurement, impairment, derecognition and general hedge accounting. The version of IFRS 9 issued in 2014 supersedes all previous versions and is mandatorily effective for periods beginning on or after January 1, 2018 with early adoption permitted (subject to local endorsement requirements). Management has decided not to early apply IFRS 9 and is currently assessing the impacts of IFRS 9 on our consolidated financial statements.

IFRS 15, Revenue from Contracts with Customers, referred to as “IFRS 15”, specifies how and when an entity will recognize revenue as well as requiring such entities to provide users of financial statements with more informative, relevant disclosures. The standard provides a single, principles based five-step model to be applied to all contracts with customers. IFRS 15 was issued in May 2014 and applies to annual reporting periods beginning on or after January 1, 2017. Management is currently assessing the impacts of IFRS 15 on our consolidated financial statements.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

We have outstanding issued guarantees held by our external trading and financial partners in connection with our commodities and resources activities. As of September 30, 2014, we had issued guarantees of up to a maximum of $66.8 million, being the total potential principal amount that may be guaranteed thereunder, of which $55.9 million were outstanding and have not been recorded as liabilities in the consolidated statement of financial position. There has been no claim against the guarantees.

Transactions with Related Parties

Other than as disclosed herein, to the best of our knowledge, since January 1, 2013, there have been no material transactions or loans between our company and: (a) enterprises that directly or indirectly through one or more intermediaries control or are controlled by, or are under common control with, our company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our company and close members of any such individual’s family; (d) key management personnel of our company, including directors and senior management of our company and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

In the normal course of operations, we enter into transactions with related parties, which include, among others, affiliates whereby we have a significant equity interest (10% or more) in the affiliates or have the ability to influence the affiliates’ or our operating and financing policies through significant shareholding, representation on the board of directors, corporate charter and/or bylaws. The affiliates also include certain of our directors, our President, Chief Executive Officer, Chief Financial Officer, Corporate Treasurer, Chief Operating Officer and their close family members. These related party transactions are made in arm’s length transactions at normal market prices and on normal commercial terms.

In addition to transactions disclosed elsewhere in our unaudited financial statements for the nine months ended September 30, 2014, we had the following transactions with affiliates during the nine months ended September 30, 2014:

(United States
dollars in thousands)
Net sales	$1,819
Fee income	55
Purchases of goods for sale(1)	(17,516)
Royalty expense paid and payable	(203)
Reimbursement of office and expenses at cost to a director(2)	(106)
Termination payment to former President(3)	(1,770)
____________________

Notes:
(1)	Related to transactions with two processing facilities, which are owned by one of our former subsidiaries. One of our employees and one of our directors held unpaid positions on the board of directors of the parent company of the owner of these facilities until July 2014.

(2)	The director (who is also our former President and Chief Executive Officer) provided office space and services to us at cost.

(3)	Pursuant to a consulting agreement, our former President and Chief Executive Officer was entitled to a termination payment of $1.8 million upon the termination of his consulting agreement.

As at September 30, 2014, we had $1.3 million of trade receivables due from affiliates, all arising in the normal course of business.

In April 2014, we entered into a share purchase agreement with the holder of the puttable instrument financial liabilities, referred to as the “Put Holder”, whereby we acquired from the Put Holder his 40% equity shares in Possehl. Upon the execution of the agreement, the puttable instrument was terminated. The purchase price consisted of 509,820 of our common shares (which would be delivered upon occurrence of an event (as defined in the agreement), the latest being in 2025) and a contingent purchase price whereby 50,000 of our common shares would be issued to the Put Holder for each year from 2014 to 2025 if Possehl achieves an annual net income milestone as computed under IFRS for the year. In May 2014, the Put Holder was appointed as our President and Chief Executive Officer. In June 2014, the share purchase agreement was amended whereby the 509,820 of our common shares were released to the Put Holder following the approval of the New York Stock Exchange (which was received in June 2014) and the contingent purchase price was reduced to be payable for each year from 2014 to 2024. All other terms remain unchanged. The Put Holder was appointed to our board of directors and as our President and Chief Executive Officer in May 2014.

Financial and Other Instruments

We are exposed to various market risks from changes in interest rates, foreign currency exchange rates and equity prices that may affect our results of operations and financial condition and, consequently, our fair value. Generally, our management believes that our current financial assets and financial liabilities, due to their short-term nature, do not pose significant financial risks. We use various financial instruments to manage our exposure to various financial risks. The policies for controlling the risks associated with financial instruments include, but are not limited to, standardized company procedures and policies on matters such as hedging of risk exposures, avoidance of undue concentration of risk and requirements for collateral (including letters of credit) to mitigate credit risk. We have risk managers to perform audits and checking functions to ensure that company procedures and policies are complied with.

We use derivative instruments to manage certain exposures to currency exchange rate risks. The use of derivative instruments depends on our management’s perception of future economic events and developments. These types of derivative instruments are generally highly speculative in nature. They are also very volatile, as they are highly leveraged, given that margin requirements are relatively low in proportion to their notional amounts.

Many of our strategies, including the use of derivative instruments and the types of derivative instruments selected by us, are based on historical trading patterns and correlations and our management’s expectations of future events. However, these strategies may not be fully effective in all market environments or against all types of risks. Unexpected market developments may affect our risk management strategies during this time and unanticipated developments could impact our risk management strategies in the future. If any of the variety of instruments and strategies we utilize is not effective, we may incur losses.

Please refer to Note 36 of our annual consolidated financial statements for the years ended December 31, 2013, 2012 and 2011 for a qualitative and quantitative discussion of our exposure to market risks and the sensitivity analysis of interest rate, currency and other price risks at December 31, 2013.

Outstanding Share Data

Our share capital consists of an unlimited number of common shares, class A common shares, and class A preference shares, issuable in series. Our common shares are listed on the New York Stock Exchange under the symbol “MIL”. As of September 30, 2014, we had 63,092,272 common shares and 2,325,000 stock options outstanding.

Disclosure Controls and Procedures

We maintain a set of disclosure controls and procedures designed to ensure that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified in provincial securities legislation. We evaluated our disclosure controls and procedures as defined under National Instrument 52-109 – Certification of Disclosure in Issuers, referred to as “NI 52-109”, as at September 30, 2014. This evaluation was performed by our Chief Executive Officer and Chief Financial Officer. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.

Acquired Business

As described herein, in the first half of 2014, we acquired Elsner and FESIL, which have each been excluded from management’s report on internal control over financial reporting as there was not sufficient time to complete an assessment of the internal controls of such businesses between the date of the acquisition and the date of management’s assessment of internal controls. We consolidated Elsner from March 31, 2014 and it represents 5% of our total assets as of September 30, 2014 and approximately 13% of our gross revenues and less than 5% of our net income for the nine months ended September 30, 2014. We consolidated FESIL from April 1, 2014 and it represents approximately 14% of our total assets as of September 30, 2014, 22% of our net revenues and 14% of our net income for the nine months ended September 30, 2014.

See “Business Segments - Commodities and Resources” for further information.

Changes in Internal Control over Financial Reporting

We maintain internal controls over financial reporting which have been designed to provide reasonable assurance of the reliability of external financial reporting in accordance with IFRS as required by NI 52-109.

Management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of September 30, 2014. In conducting this evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework (1992).

As previously reported in our annual report on Form 20-F and Management’s Discussion and Analysis for the year ended December 31, 2013, in connection with the preparation of our financial statements for such period, our management had identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses in our internal control over financial reporting were related to our acquisitions of MFC Energy, MFCR and Possehl. These entities have significant operations and had accounting systems in place that differ from ours. As a result, as at December 31, 2013, we had determined that we did not maintain effective control over: (i) the period end financial reporting process with respect to such new subsidiaries; and (ii) the design and implementation of formal processes at the entity level to address risks critical to financial reporting with respect to the monitoring of controls, the control environment and information and communication following the integration of the new subsidiaries. These control deficiencies resulted in significant audit adjustments to net income, comprehensive loss, the statement of financial position and the related disclosures in our consolidated financial statements for the years ended December 31, 2013 and 2012.

We have taken the following actions to remediate the underlying causes of the identified material weaknesses and implemented remediation plans to address any issues, including, among other things:

  implemented strengthened integration procedures across all recently acquired entities;

  appointed a new Chief Financial Officer whose priority is to develop and implement the remediation plan for the material weaknesses noted above;

  appointed additional accounting personnel for MFC Energy and MFCR to strengthen their reporting teams; and

  increased coordination and monitoring of internal control integration by management in respect of new subsidiaries.

Based on these actions, management concluded that, as of September 30, 2014, the material weaknesses in our internal control over financial reporting had been effectively remediated.

Management has concluded that, as of September 30, 2014, our company’s internal control over financial reporting was effective.

Other than as described above, there were no changes in our internal control over financial reporting that occurred during the nine months ended September 30, 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Legal Proceedings

We are subject to routine litigation incidental to our business and are named from time to time as a defendant in various legal actions arising in connection with our activities, certain of which may include large claims for punitive damages. Further, due to the size, complexity and nature of our operations, various legal and tax matters are outstanding from time to time, including a currently ongoing audit by the Canadian taxation authority of our domestic and international transactions covering the 2006 to 2010 taxation years. Currently, based upon information available to us, we do not believe any such matters would have a material adverse effect upon our financial condition or results of operations. However, due to the inherent uncertainty of litigation, we cannot provide certainty as to their outcome. If our current assessments are materially incorrect or if we are unable to resolve any of these matters favourably, there may be a material adverse impact on our financial performance, cash flows or results of operations.

Risk Factors

Statements in this report that are not reported financial results or other historical information are “forward-looking statements” within the meaning of applicable securities legislation including the Private Securities Litigation Reform Act of 1995, as amended. These statements appear in a number of different places in this report and can be identified by words such as “anticipate”, “could”, “project”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “will”, “plan”, “estimate”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook or their negative or other comparable words. Also discussions of strategy that involve risks and uncertainties share this “forward-looking” character.

Forward-looking statements include statements regarding:

  future growth;

  futures results of operations, performance, business prospects and opportunities;

  our markets;

  production, demand and prices for products and services, including iron ore, hydrocarbons and other commodities;

  capital expenditures;

  the economy;

  the planned integration of newly acquired entities;

  the anticipated benefits of new projects;

  the anticipated plans and decisions of the operator of the mine underlying our royalty interest and sub-lease; and

  derivatives.

You are cautioned that any forward-looking statements are not guarantees and may involve risks and uncertainties. Our actual results may differ materially from those in the forward-looking statements due to risks facing us or due to actual facts differing from the assumptions underlying our estimates. Some of these risks and assumptions include those set forth in reports and other documents we have filed or furnished with the SEC and Canadian securities regulators including in our annual report on Form 20-F for the year ended December 31, 2013. We advise you that these cautionary remarks expressly qualify in their entirety all forward-looking statements attributable to us or persons acting on our behalf. Unless required by law, we do not assume any obligations to update forward-looking statements based on unanticipated events or changes to expectations. However, you should carefully review the reports and other documents we file from time to time with the SEC and Canadian securities regulators.

In addition to the risks and uncertainties set forth in our annual report on Form 20-F for the year ended December 31, 2013 filed with the SEC and Canadian securities regulators, you should also carefully consider the following risks and uncertainties in evaluating our company and our business before making any investment decisions. Our business, operating and financial condition could be harmed due to any of the following risks.

Risk Factors Relating to Our Business

Our financial results may fluctuate substantially from period to period.

We expect our business to experience significant periodic variations in its revenues and results of operations in the future. These variations may be attributed in part to the fact that our merchant banking revenues are often earned upon the successful completion of a transaction, the timing of which is uncertain and beyond our control. In many cases, we may receive little or no payment for engagements that do not result in the successful completion of a transaction. Additionally, through our merchant banking business, we seek to acquire undervalued assets where we can use our experience and management to realize upon the value. Often, we will hold or build upon these assets over time and we cannot predict the timing of when these assets’ values may be realized. As a result, we are unlikely to achieve steady and predictable earnings, which could in turn adversely affect our financial condition and results of operations.

Our earnings and, therefore, our profitability may be affected by commodities price volatility.

The majority of our revenue from our global commodity supply chain business is derived from the sale of commodities, including metals, hydrocarbons and other materials. As a result, our earnings are directly related to the prices of these commodities. In addition, our revenues from our iron ore and natural gas interests are directly connected to the prices of such commodities. There are many factors influencing the price of metals, hydrocarbons and other commodities, including: expectations for inflation; global and regional demand and production; political and economic conditions; and production costs in major producing regions. These factors are beyond our control and are impossible for us to predict. Changes in the prices of iron ore, hydrocarbons, plastics, metals and other commodities may adversely affect our operating results.

A weak global economy may adversely affect our business and financial results and have a material adverse effect on our liquidity and capital resources.

Our business, by its nature, does not produce predictable earnings and it may be materially affected by conditions in the global financial markets and economic conditions generally.

Global prices for our commodities are influenced strongly by international demand and global economic conditions. Uncertainties or weaknesses in global economic conditions could adversely affect our business and negatively impact our financial results. In addition, the current level of international demand for certain of our commodities, including iron ore, used in steel production is driven largely by industrial growth in China. If the economic growth rate in China slows for an extended period of time, or if another global economic downturn were to occur, we would likely see decreased demand for such products and decreased prices, resulting in lower revenue levels and decreasing margins. We are not able to predict whether the global economic conditions will improve or worsen and the resultant impact it may have on our operations and the industry in general going forward.

Market deterioration and weakness can result in a material decline in the number and size of the transactions that we execute for our own account and for our clients and to a corresponding decline in our revenues. Any market weakness can further result in losses to the extent that we own assets in such market.

The global commodity supply chain and merchant banking businesses are highly competitive.

All aspects of the global commodity supply chain and merchant banking businesses are highly competitive and we expect them to remain so.

Our competitors include merchant and investment banks, brokerage firms, commercial banks, private equity firms, hedge funds, financial advisory firms and natural resource and mineral royalty companies. Many of our competitors have substantially greater capital and resources, including access to commodities supply, than we do. We believe that the principal factors affecting competition in our business include transaction execution, our products and services, client relationships, reputation, innovations, credit worthiness and price. We have experienced price competition in some of our trading business.

The scale of our competitors has increased in recent years as a result of substantial consolidation. These firms have the ability to offer a wider range of products than we do, which may enhance their competitive position. They also have the ability to support their business with other financial services such as commercial lending in an effort to gain market share, which has resulted, and could further result, in pricing pressure on our businesses.

If we are unable to compete effectively with our competitors, our business and results of operations will be adversely affected.

The operation of the iron ore mine underlying our royalty interest is generally determined by a third party operator and we currently have no decision making power as to how the property is operated. In addition, we have no or very limited access to technical or geological data respecting the mine, including as to mineralization or reserves. The operator’s failure to perform or other operating decisions, including ceasing operations, could have a material adverse effect on our revenue, results of operations and financial condition.

The commodities and resources segment of our business includes our indirect royalty and other interests in the Wabush iron ore mine pursuant to a mining sub-lease. The revenue derived from the interest is based on production generated by the mine’s third party operator. The operator generally has the power to determine the manner in which the iron ore is exploited, including decisions to re-commence, expand, continue or reduce production from the mine and decisions about the marketing of products extracted from the mine. The interests of the operator and our interests may not always be aligned. Our inability to control the operations of the mine can adversely affect our profitability, results of operations and financial condition. Similar adverse effects may result from any other interests we may acquire that are primarily operated by a third party operator.

In the first quarter of 2014, the operator of the Wabush iron ore mine announced that it planned to idle production of the mine by the end of the quarter as a result of increased costs and the lower iron ore pricing environment and subsequently announced that the mine was idled during the quarter. In late October 2014, the operator announced that it would be closing the mine.

To the extent grantors of royalties and other interests do not abide by their contractual obligations, we may be forced to take legal action to enforce our contractual rights. Should any such decision be determined adversely to us, such decision may have a material and adverse effect on our profitability, results of operations and financial condition.

In addition, we have no or very limited access to technical and geological data relating to the mine, including data as to reserves, nor have we received an NI 43-101 compliant technical report in respect of the mine. Accordingly, we can provide no assurances as to the level of mineralization or reserves at the mine.

The profitability of our global commodity supply chain operations depends, in part, on the availability of adequate sources of supply.

Our global commodity supply chain business relies on, among other things, numerous outside sources of supply for our operations. These suppliers generally are not bound by long-term contracts and will have no obligation to provide commodities to us in the future. In periods of low industry prices, suppliers may elect to hold commodities to wait for higher prices or intentionally slow their activities. If a substantial number of suppliers cease selling commodities to us, we will be unable to source and/or execute commodities transactions at desired levels and our results of operations and financial condition could be materially adversely affected.

We may face a lack of suitable acquisition, merger or other proprietary investment candidates, which may limit our growth.

In order to grow our business, we may seek to acquire, merge with or invest in new companies or opportunities. Our failure to make acquisitions or investments may limit our growth. In pursuing acquisition and investment opportunities, we face competition from other companies having similar growth and investment strategies, many of which may have substantially greater resources than us. Competition for these acquisitions or investment targets could result in increased acquisition or investment prices, higher risks and a diminished pool of businesses, services or products available for acquisition or investment.

Strategic investments, acquisitions, joint ventures or our entry into new business areas may result in additional risks and uncertainties in our business.

We have grown and intend to continue to grow our business both through internal expansion and through strategic investments, acquisitions or joint ventures. When we make strategic investments or acquisitions or enter into joint ventures, we expect to face numerous risks and uncertainties in combining or integrating the relevant businesses and systems, including the need to combine accounting and data processing systems and management controls and to integrate relationships with customers and business partners.

Acquisitions also frequently result in the recording of goodwill and other intangible assets, which are subject to potential impairments in the future that could have a material adverse effect on our operating results. Furthermore, the costs of integrating acquired businesses (including restructuring charges associated with the acquisitions, as well as other related costs, such as accounting, legal and investment banking fees) could significantly impact our operating results.

Although we perform due diligence on the businesses we purchase, in light of the circumstances of each transaction, an unavoidable level of risk remains regarding the actual condition of these businesses. We may not be able to ascertain the value or understand the potential liabilities of the acquired businesses and their operations until we assume operating control of these businesses.

Furthermore, any acquisitions of businesses or facilities, including our recent acquisition of MFC Energy, could entail a number of risks, including:

  problems with the effective integration of operations;

  inability to maintain key pre-acquisition business relationships;

  increased operating costs;

  exposure to substantial unanticipated liabilities;

  difficulties in realizing projected efficiencies, synergies and cost savings;

  the risks of entering markets in which we have limited or no prior experience; and

  the possibility that we may be unable to recruit additional managers with the necessary skills to supplement the management of the acquired businesses.

In addition, geographic and other expansions, acquisitions or joint ventures may require significant managerial attention, which may be diverted from our other operations. If we are unsuccessful in overcoming these risks, our business, financial condition or results of operations could be materially and adversely affected.

The industries in which we operate may be affected by disruptions beyond our control.

Our global commodity supply chain operations include direct or indirect investments in assets, such as smelting, refining, mining, processing and hydrocarbon operations. Transport disruption, weather and natural disasters such as hurricanes and flooding, unexpected maintenance problems, collapse or damage to mines or wells, unexpected geological variations, labour disruptions and changes in laws and regulations relating to occupational safety, health and environmental matters are some of the factors that may adversely affect our financial condition and results of operations. These factors can affect costs at particular assets for varying periods. In addition, smelting, refining, mining, processing and hydrocarbon operations also rely on key inputs, such as labour, spare parts, fuel and electricity. Disruption to the supply of key inputs, or changes in their pricing, may have a significant adverse impact on our future results.

Our commodities activities are subject to counterparty risks associated with performance of obligations by our counterparties and suppliers.

Our business is subject to commercial risks, which include counterparty risk, such as failure of performance by commodities suppliers and failure of payment by our trading customers. We seek to reduce the risk of supplier non-performance by requiring credit support from creditworthy financial institutions where appropriate. We attempt to reduce the risk of non-payment by purchasers of commodities by imposing limits on open accounts extended to creditworthy customers and imposing credit support requirements for other customers. Nevertheless, we are exposed to the risk that parties owing us or our clients and other financial intermediaries may default on their obligations to us due to bankruptcy, lack of liquidity, operational failure or other reasons. These counterparty obligations may arise, for example, from placing deposits, the extension of credit in trading and investment activities and participation in payment, securities and commodity trading transactions on our behalf and as an agent on behalf of our clients. If any such counterparties default on their obligations, our business, results of operations, financial condition and cash flow could be adversely affected.

Larger and more frequent capital commitments in our global commodity supply chain business increase the potential for significant losses.

We may enter into large transactions in which we commit our own capital as part of our global commodity supply chain business to facilitate client trading activities. The number and size of these large transactions may materially affect our results of operations in a given period. Market fluctuations may also cause us to incur significant losses from our trading activities. To the extent that we own assets (i.e., have long positions), a downturn in the value of those assets or in the markets in which those assets are traded could result in losses. Conversely, to the extent that we have sold assets we do not own (i.e., have short positions) in any of those markets, an upturn in those markets could expose us to potentially large losses as we attempt to cover our short positions by acquiring assets in a rising market.

We are subject to transaction risks that may have a material adverse effect on our business, results of operations, financial condition and cash flow.

We manage transaction risks through allocating and monitoring our capital investments in circumstances where the risk to our capital is minimal, carefully screening clients and transactions and engaging qualified personnel to manage transactions. Nevertheless, transaction risks can arise from, among other things, our trading and merchant banking activities. These risks include market and credit risks associated with our merchant banking operations. We intend to make investments in highly unstructured situations and in companies undergoing severe financial distress and such investments often involve severe time constraints. These investments may expose us to significant transaction risks. An unsuccessful investment may result in the total loss of such investment and may have a material adverse effect on our business, results of operations, financial condition and cash flow.

Our risk management strategies leave us exposed to unidentified or unanticipated risks that could impact our risk management strategies in the future and could negatively affect our results of operations and financial condition.

We use a variety of instruments and strategies to manage exposure to various types of risks. For example, we use derivative foreign exchange contracts to manage our exposure and our clients’ exposure to foreign currency exchange rate risks. If any of the variety of instruments and strategies we utilize to manage our exposure to various types of risk are not effective, we may incur losses. Many of our strategies are based on historical trading patterns and correlations. However, these strategies may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk. Unexpected market developments may affect our risk management strategies and unanticipated developments could impact our risk management strategies in the future.

Derivative transactions may expose us to unexpected risk and potential losses.

We, from time to time, enter into derivative transactions that require us to deliver to the counterparty the underlying security, loan or other obligation in order to receive payment. Such derivative transactions may expose us to unexpected market, credit and operational risks that could cause us to suffer unexpected losses. Severe declines in asset values, unanticipated credit events or unforeseen circumstances may create losses from risks not appropriately taken into account in the structuring and/or pricing of a derivative transaction. In a number of cases, we may not hold the underlying security, loan or other obligation and may have difficulty obtaining, or be unable to obtain, the underlying security, loan or other obligation through the physical settlement of other transactions. As a result, we are subject to the risk that we may not be able to obtain the security, loan or other obligation within the required contractual time frame for delivery. This could cause us to forfeit the payments due to us under these contracts or result in settlement delays with the attendant credit and operational risk as well as increased costs to us.

Fluctuations in interest rates and foreign currency exchange rates may affect our results of operations and financial condition.

Fluctuations in interest rates may affect the fair value of our financial instruments sensitive to interest rates. An increase or decrease in market interest rates may result in changes to the fair value of our fixed interest rate financial instrument liabilities, thereby resulting in a reduction in the fair value of our equity. Similarly, fluctuations in foreign currency exchange rates may affect the fair value of our financial instruments sensitive to foreign currency exchange rates.

Our operations and infrastructure may malfunction or fail.

Our business is highly dependent on our ability to process, on a daily basis, a number of transactions across diverse markets and the transactions we process have become increasingly complex. The inability of our systems to accommodate an increasing volume of transactions could also constrain our ability to expand our businesses. If any of these systems do not operate properly or are disabled, or if there are other shortcomings or failures in our internal processes, people or systems, we could suffer impairments, financial loss, a disruption of our businesses, liability to clients, regulatory intervention or reputational damage.

The exploration and development of mining and resource properties is inherently dangerous and subject to risks beyond our control.

Companies engaged in resource activities are subject to all of the hazards and risks inherent in exploring for and developing natural resource projects. These risks and uncertainties include, but are not limited to, environmental hazards, industrial accidents, labour disputes, increases in the cost of labour, social unrest, fires, changes in the regulatory environment, impact of non-compliance with laws and regulations, explosions, encountering unusual or unexpected geological formations or other geological or grade problems, unanticipated metallurgical characteristics or less than expected mineral recovery, encountering unanticipated ground or water conditions, cave-ins, pit wall failures, flooding, rock bursts, periodic interruptions due to inclement or hazardous weather conditions, earthquakes, seismic activity, other natural disasters or unfavourable operating conditions and losses. Should any of these risks or hazards affect a company’s exploration or development activities, they may: (i) cause the cost of development or production to increase to a point where it would no longer be economic to produce the metal or other resource from the company’s resources or expected reserves; (ii) result in a write down or write-off of the carrying value of one or more projects; (iii) cause delays or stoppage of mining or processing; (iv) result in the destruction of properties, processing facilities or third party facilities necessary for operations;

(v) cause personal injury or death and related legal liability; or (vi) result in the loss of insurance coverage. The occurrence of any of above mentioned risks or hazards could result in an interruption or suspension of operation of the properties in which we hold an interest or any other properties we acquire in the future and have a material and adverse effect on our results of operations and financial condition.

Our natural gas and related operations are subject to inherent risks and hazards.

There are many operating risks and hazards inherent in exploring for, producing, processing, and transporting natural gas and oil. Drilling operations may encounter unexpected formations or pressures that could cause damage to equipment or personal injury and fires, explosions, blowouts, spills, or other accidents may occur. Additionally, we could experience interruptions to, or the termination of, drilling, production, processing, and transportation activities due to bad weather, natural disasters, delays in obtaining governmental approvals or consents, insufficient storage or transportation capacity, or other geological and mechanical conditions. Any of these events that result in a shutdown or slowdown of operations would adversely affect our business. While close well supervision and effective maintenance operations can contribute to maximizing production rates over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees.

Mineral resource calculations are only estimates.

Any figures presented for mineral resources in this document are only estimates. There are numerous uncertainties inherent in estimating mineral resources. Such estimates are subjective and the accuracy of mineral resource estimation is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. These amounts are estimates only and the actual level of recovery of minerals from such deposits may be different. Differences between our assumptions, including economic assumptions such as mineral prices, market conditions and actual events, could have a material adverse effect on our mineral reserve and mineral resource estimates, financial position and results of operation. No assurance can be given that any mineral resource estimates will be ultimately reclassified as reserves.

Estimates of natural gas and oil reserves involve uncertainty.

Estimates of natural gas and oil reserves involve a great deal of uncertainty because they depend upon the reliability of available geologic and engineering data, which is inherently imprecise. Geologic and engineering data are used to determine the probability that an oil and gas reservoir exists at a particular location and whether hydrocarbons are recoverable from the reservoir. The probability of the existence and recoverability of reserves is less than 100% and actual recoveries may be materially different from estimates.

Such estimates require numerous assumptions relating to operating conditions and economic factors, including the prices of such commodities, availability of investment capital, recovery costs, the availability of enhanced recovery techniques, the ability to market production and governmental and other regulatory factors, such as taxes, royalty rates, and environmental laws. A change in one or more of these factors could result in known quantities of natural gas and oil previously estimated becoming unrecoverable. Each of these factors also impacts recovery costs and production rates. In addition, estimates of reserves that are prepared by different independent engineers, or by the same engineers at different times, may vary substantially.

Our natural gas and other hydrocarbon production may decline in the future as a result of declines in reserves.

The rate of production from our natural gas and oil properties generally declines as reserves are depleted. Except to the extent we acquire interests in additional properties containing proved reserves, conduct successful exploration and development activities or, through engineering studies, optimize production performance or identify additional reserves, our proved reserves will decline materially as natural gas, NGLs and oil are produced. Accordingly, to the extent we are not successful in replacing such production, our future revenues will decline.

Creating and maintaining an inventory of prospects for future production depends on many factors, including:

  obtaining rights to explore for, develop and produce hydrocarbons in promising areas;

  drilling success;

  the ability to complete long lead-time, capital-intensive projects timely and on budget;

  the ability to find or acquire additional proved reserves at acceptable costs; and

  the ability to fund such activity.

Our global commodity supply chain operations are subject to environmental laws and regulations that may increase the costs of doing business and may restrict such operations.

All phases of a resource business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of government laws and regulations. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Compliance with such laws and regulations can require significant expenditures, and a breach may result in the imposition of fines and penalties, which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. Any breach of environmental legislation by the operator of properties underlying our interests or by us, as an owner or operator of a property, could have a material impact on the viability of the relevant property and impair the revenue derived from the owned property or applicable royalty or other interest, which could have a material adverse effect on our results of operations and financial condition. Further, environmental hazards may exist on the properties on which we hold interests, which are unknown to us at present and have been caused by previous or existing owners or operators of the properties.

Failure to comply with applicable laws, regulations or permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in resource operations or in the exploration or development of resource properties may also be required to compensate those suffering loss or damage by reason of the mining activities and may be subject to civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

We may not be fully insured against certain environmental risks, either because such insurance is not available or because of high premium costs. In particular, insurance against risks from environmental pollution occurring over time, as opposed to sudden and catastrophic damages, is not available on economically reasonable terms. Accordingly, our properties may be subject to liability due to hazards that cannot be insured against or that have not been insured against due to prohibitive premium costs or for other reasons.

Future environmental and reclamation obligations respecting our resource properties and interests may be material.

We have not established a separate reclamation fund for the purpose of funding estimated future environmental and reclamation obligations. Any site reclamation or abandonment costs incurred in the ordinary course in a specific period will be funded out of cash flow from operations. It is not possible for us to predict our ability to fully fund the cost of all of our future environmental, abandonment and reclamation obligations. We expect to incur site restoration costs over a prolonged period as wells reach the end of their economic life. There are significant uncertainties related to decommissioning obligations, and the impact on the financial statements could be material. The eventual timing of and costs for these asset retirement obligations could differ from current estimates. The main factors that could cause expected cash flows to change are:

  changes to laws and legislation;

  construction of new facilities;

  changes in the reserve estimates and the resulting amendments to the life of the reserves for our hydrocarbon operations; and

  changes in technology.

We or the operators of our current and any future resource interests may not be able to secure required permits and licenses.

Operations underlying our resource interests may require licenses and permits from various governmental authorities. There can be no assurance that we or the operator of any given project will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development or other resource operations.

There can be no assurance that we will be able to obtain adequate financing in the future or that the terms of such financing will be favourable and, as a result, we may have to raise additional capital through the issuance of additional equity, which will result in dilution to our shareholders.

There can be no assurance that we will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further business activities. We may require new capital to grow our business and there are no assurances that capital will be available when needed, if at all. It is likely such additional capital will be raised through the issuance of additional equity, which would result in dilution to our shareholders.

Limitations on our access to capital could impair our liquidity and our ability to conduct our businesses.

Liquidity, or ready access to funds, is essential to companies engaged in commodities trading and financing and merchant banking. Failures of financial firms have often been attributable in large part to insufficient liquidity. Liquidity is of particular importance to our commodities and resources business and perceived liquidity issues may affect our clients’ and counterparties’ willingness to engage in transactions with us. Our liquidity could be impaired due to circumstances that we may be unable to control, such as a general market disruption or an operational problem that affects our clients, counterparties, our lenders or us. Further, our ability to sell assets may be impaired if other market participants are seeking to sell similar assets at the same time.

We may substantially increase our debt in the future.

It may be necessary for us to obtain financing with banks or financial institutions to provide funds for working capital, capital purchases, potential acquisitions and business development. However, because of our cash flow position, we do not expect that we will have any immediate need to obtain additional financing. Interest costs associated with any debt financing may adversely affect our profitability. Further, the terms on which amounts may be borrowed, including standard financial covenants regarding the maintenance of financial ratios, the prohibition against engaging in major corporate transactions or reorganizations and the payment of dividends, may impose additional constraints on our business operations and our financial strength.

As a result of our global operations, we are exposed to political, economic, legal, operational and other risks that could adversely affect our business, results of operations, financial condition and cash flow.

In conducting our business in major markets around the world, we are subject to political, economic, legal, operational and other risks that are inherent in operating in other countries. These risks range from difficulties in settling transactions in emerging markets to possible nationalization, expropriation, price controls and other restrictive governmental actions and terrorism. We also face the risk that exchange controls or similar restrictions imposed by foreign governmental authorities may restrict our ability to convert local currency received or held by us in their countries into Swiss francs, Canadian dollars, Euros or other hard currencies or to take those other currencies out of those countries. If any of these risks become a reality, our business, results of operations, financial condition and cash flow could be negatively impacted.

We are exposed to litigation risks in our business that are often difficult to assess or quantify and we could incur significant legal expenses every year in defending against litigation.

We are exposed to legal risks in our business and the volume and amount of damages claimed in litigation against financial intermediaries are increasing. These risks include potential liability under securities or other laws for materially false or misleading statements made in connection with securities and other transactions, potential liability for advice we provide to participants in corporate transactions and disputes over the terms and conditions of complex trading arrangements. We also face the possibility that counterparties in complex or risky trading transactions will claim that we improperly failed to tell them of the risks involved or that they were not authorized or permitted to enter into such transactions with us and that their obligations to us are not enforceable. During a prolonged market downturn, we expect these types of claims to increase. We are also exposed to legal risks in our merchant banking activities.

We seek to invest in undervalued businesses or assets often as a result of financial, legal, regulatory or other distress affecting them. Investing in distressed businesses and assets can involve us in complex legal issues relating to priorities, claims and other rights of stakeholders. These risks are often difficult to assess or quantify and their existence and magnitude often remains unknown for substantial periods of time. We may incur significant legal and other expenses in defending against litigation involved with any of these risks and may be required to pay substantial damages for settlements and/or adverse judgments. Substantial legal liability or significant regulatory action against us could have a material adverse effect on our financial condition and results of operations.

We rely significantly on the skills and experience of our executives and the loss of any of these individuals may harm our business.

Our future success depends to a significant degree on the skills, experience and efforts of our executives and the loss of their services may compromise our ability to effectively conduct our business. We do not maintain “key person” insurance in relation to any of our employees.

We may experience difficulty attracting and retaining qualified management and technical personnel to efficiently operate our business, and the failure to operate our business effectively could have a material adverse effect on our profitability, financial condition and results of operations.

We are dependent upon the continued availability and commitment of our management, whose contributions to immediate and future operations are of significant importance. The loss of any such management could negatively affect our business operations. From time to time, we will also need to identify and retain additional skilled management and specialized technical personnel to efficiently operate our business. The number of persons skilled in the acquisition, exploration and development of royalties and interests in natural resource properties is limited, and competition for such persons is intense. Recruiting and retaining qualified personnel is critical to our success and there can be no assurance of our ability to attract and retain such personnel. If we are not successful in attracting and retaining qualified personnel, our ability to execute our business model and growth strategy could be affected, which could have a material and adverse impact on our profitability, results of operations and financial condition.

Certain of our directors and officers may, from time to time, serve in similar positions with other public companies, which may put them in a conflict position with us from time to time.

Certain of our directors and officers may, from time to time, serve as directors or officers of other companies involved in similar businesses to us, and, to the extent that such other companies may participate in the same ventures in which we may seek to participate, such directors and officers may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In all cases where our directors and officers have an interest in other companies, such other companies may also compete with us in commodities trading, financing and merchant banking and for the acquisition of royalties, similar interests or resource properties or projects. Such conflicts of our directors and officers may result in a material and adverse effect on our results of operations and financial condition.

We conduct business in countries with a history of corruption and transactions with foreign governments and doing so increases the risks associated with our international activities.

As we operate internationally, we are subject to the United States Foreign Corrupt Practices Act and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by United States and other business entities that have securities registered in the United States for the purpose of obtaining or retaining business. We have operations and agreements with third parties in countries known to experience corruption. Further international expansion may involve more exposure to such practices. Our activities in these countries create the risk of unauthorized payments or offers of payments by our employees or consultants that could be in violation of various laws including the Foreign Corrupt Practices Act, even though these parties are not always subject to our control. It is our policy to implement safeguards to discourage these practices by our employees and consultants. However, our existing safeguards and any future improvements may prove to be less than effective and our employees or consultants may engage in conduct for which we might be held responsible. Violations of the Foreign Corrupt Practices Act may result in criminal or civil sanctions and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition.

Employee misconduct could harm us and is difficult to detect and deter.

It is not always possible to detect and deter employee misconduct. The precautions we take to detect and prevent employee misconduct may not be effective in all cases and we could suffer significant reputational and economic harm for any misconduct by our employees. The potential harm to our reputation and to our business caused by such misconduct is impossible to quantify.

We may incur losses as a result of unforeseen or catastrophic events, including the emergence of a pandemic, terrorist attacks or natural disasters.

The occurrence of unforeseen or catastrophic events, including the emergence of a pandemic or other widespread health emergency (or concerns over the possibility of such an emergency), terrorist attacks or natural disasters, could create economic and financial disruptions, could lead to operational difficulties (including travel limitations) that could impair our ability to manage our business and could expose our insurance subsidiaries to significant losses.

General Risks Faced by Us

Investors’ interests may be diluted and investors may suffer dilution in their net book value per share if we issue additional shares or raise funds through the sale of equity securities.

Our constating documents authorize the issuance of our common shares, Class A common shares and Class A preference shares, issuable in series. In the event that we are required to issue any additional shares or enter into private placements to raise financing through the sale of equity securities, investors’ interests in us will be diluted, and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold. If we issue any such additional shares, such issuances will also cause a reduction in the proportionate ownership of all other shareholders. Further, any such issuance may result in a change of control of our company.

Certain factors may inhibit, delay or prevent a takeover of our company, which may adversely affect the price of our common shares.

Certain provisions of our charter documents and the corporate legislation which govern us may discourage, delay or prevent a change of control or changes in our management that shareholders may consider favourable. Such provisions include authorizing the issuance by our board of directors of preferred stock in series, limiting the persons who may call special meetings of shareholders and the adoption of an advance notice policy. Our Articles also provide for a classified board of directors with staggered, three-year terms. In March 2014, our board of directors determined to declassify our board structure and it is intended that amendments to our Articles in connection therewith will be presented to our shareholders for approval at our next annual general meeting. In addition, the Investment Canada Act imposes certain limitations on the rights of non-Canadians to acquire our common shares, although it is highly unlikely that this will apply. If a change of control or change in management is delayed or prevented, the market price of our common shares could decline.

Additional Information

We file annual and other reports, proxy statements and other information with certain Canadian securities regulatory authorities and with the SEC in the United States. The documents filed with the SEC are available to the public from the SEC’s website at http://www.sec.gov. The documents filed with the Canadian securities regulatory authorities are available at http://www.sedar.com.

UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

September 30, 2014

UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, MFC Industrial Ltd. discloses that its auditors have not reviewed the unaudited financial statements for the period ended September 30, 2014.

NOTICE TO READER OF THE INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS

The preparation of accompanying interim condensed consolidated statements of financial position of MFC Industrial Ltd. as at September 30, 2014 and the related condensed consolidated statements of operations, comprehensive income, changes in equity and cash flows for the three and nine months then ended is the responsibility of management. These condensed consolidated financial statements have not been reviewed on behalf of the shareholders by the independent external auditors of MFC Industrial Ltd.

The interim condensed consolidated financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these financial statements in accordance with IFRS.

MFC INDUSTRIAL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Unaudited)
(United States Dollars in Thousands)

	September 30,	December 31,
ASSETS	2014	2013
Current Assets
Cash and cash equivalents	$201,294	$332,173
Short-term cash deposits	161	4,381
Securities	1,268	2,068
Restricted cash	622	312
Trade receivables	175,229	115,678
Other receivables	43,879	30,409
Inventories	185,863	88,844
Real estate held for sale	12,510	12,676
Deposits, prepaid and other	42,292	27,136
Assets held for sale	91,105	97,344
Total current assets	754,223	711,021
Non-current Assets
Securities	2,374	2,465
Securities, restricted	208	—
Equity method investments	33,122	24,366
Property, plant and equipment	118,088	94,493
Interests in resource properties	352,751	359,822
Hydrocarbon probable reserves	71,426	75,267
Hydrocarbon unproved lands	29,213	31,354
Accrued pension assets, net	2,424	1,259
Deferred income tax assets	13,384	17,941
Other	8,886	610
Total non-current assets	631,876	607,577
	$1,386,099	$1,318,598
LIABILITIES AND EQUITY
Current Liabilities
Short-term bank borrowings	$203,345	$129,783
Debt, current portion	36,920	44,869
Account payables and accrued expenses	101,292	126,649
Income tax liabilities	3,524	1,891
Liabilities relating to assets held for sale	11,829	11,517
Total current liabilities	356,910	314,709
Long-term Liabilities
Debt, less current portion	186,635	189,871
Deferred income tax liabilities	8,992	3,571
Decommissioning obligations	110,999	105,854
Puttable instrument financial liabilities	—	3,936
Accrued pension obligations, net	1,959	—
Other	10,000	916
Total long-term liabilities	318,585	304,148
Total liabilities	675,495	618,857
Equity
Capital stock, fully paid	384,257	383,116
Treasury stock	(68,980)	(68,980)
Contributed surplus	14,994	13,037
Retained earnings	413,084	398,448
Accumulated other comprehensive loss	(33,790)	(26,051)
Total shareholders’ equity	709,565	699,570
Non-controlling interests	1,039	171
Total equity	710,604	699,741
	$1,386,099	$1,318,598

The accompanying notes are an integral part of these condensed consolidated financial statements.

MFC INDUSTRIAL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
For the Nine Months Ended September 30, 2014 and 2013
(Unaudited)
(United States Dollars in Thousands, Except Per Share Amounts)

	2014	2013
Net sales	$1,012,612	$586,124
Equity income	7,858	5,679
Gross revenues	1,020,470	591,803

Costs and Expenses:
Costs of sales	910,093	508,446
Selling, general and administrative	62,903	46,293
Share-based compensation – selling, general and administrative	383	—
Finance costs	13,280	11,551
	986,659	566,290

Income from operations	33,811	25,513

Other items:
Exchange differences on foreign currency transactions	(2,578)	104
Change in fair value of puttable instrument financial liabilities	(148)	(920)

Income before income taxes	31,085	24,697
Income tax (expense) recovery:
Income taxes	(8,988)	1,208
Resource property revenue taxes	(1,835)	(3,611)
	(10,823)	(2,403)
Net income for the period	20,262	22,294
Net income attributable to non-controlling interests	(964)	(67)
Net income attributable to owners of the parent company	$19,298	$22,227

Basic earnings per share	$0.31	$0.36
Diluted earnings per share	$0.31	$0.35

Weighted average number of common shares outstanding
— basic	62,865,738	62,552,126
— diluted	62,865,766	62,833,963

The accompanying notes are an integral part of these condensed consolidated financial statements.

MFC INDUSTRIAL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
For the Three Months Ended September 30, 2014 and 2013
(Unaudited)
(United States Dollars in Thousands, Except Per Share Amounts)

	2014	2013
Net sales	$389,423	$213,418
Equity income	2,336	2,198
Gross revenues	391,759	215,616

Costs and Expenses:
Costs of sales	355,292	194,811
Selling, general and administrative	18,903	12,961
Finance costs	4,503	3,620
	378,698	211,392

Income from operations	13,061	4,224

Other items:
Exchange differences on foreign currency transactions	(1,316)	2,596
Change in fair value of puttable instrument financial liabilities	—	(441)

Income before income taxes	11,745	6,379
Income tax (expense) recovery:
Income taxes	(3,713)	2,738
Resource property revenue taxes	(1,253)	(2,067)
	(4,966)	671
Net income for the period	6,779	7,050
Net income attributable to non-controlling interests	(360)	(73)
Net income attributable to owners of the parent company	$6,419	$6,977

Basic earnings per share	$0.10	$0.11
Diluted earnings per share	$0.10	$0.11

Weighted average number of common shares outstanding
— basic	63,092,272	62,552,126
— diluted	63,092,272	62,723,772

The accompanying notes are an integral part of these condensed consolidated financial statements.

MFC INDUSTRIAL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the Nine Months Ended September 30, 2014 and 2013
(Unaudited)
(United States Dollars in Thousands)

	2014	2013
Net income for the period	$20,262	$22,294
Other comprehensive income (loss), net of income taxes:
Net exchange differences arising from translating financial
statements of foreign operations and U.S. dollar reporting	(8,319)	(16,160)
Net fair value loss on available-for-sale securities	(107)	(113)
Remeasurement of net defined benefit liabilities	683	1,072
	(7,743)	(15,201)
Total comprehensive income for the period	12,519	7,093
Comprehensive (income) loss attributable to non-controlling interests	(960)	43
Comprehensive income attributable to owners of the parent company	$11,559	$7,136
Other comprehensive income (loss), net of income taxes, comprised amounts:
will not be reclassified subsequently to profit or loss	$4,480	$3,760
will be reclassified subsequently to profit or loss when specific
conditions are met	(12,223)	(18,961)
	$(7,743)	$(15,201)

The accompanying notes are an integral part of these condensed consolidated financial statements.

MFC INDUSTRIAL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the Three Months Ended September 30, 2014 and 2013
(Unaudited)
(United States Dollars in Thousands)

	2014	2013
Net income for the period	$6,779	$7,050
Other comprehensive income (loss), net of income taxes:
Net exchange differences arising from translating
financial statements of foreign operations and U.S. dollar reporting	(7,948)	3,948
Net fair value loss on available-for-sale securities	(137)	(486)
Remeasurement of net defined benefit liabilities	390	262
	(7,695)	3,724
Total comprehensive (loss) income for the period	(916)	10,774
Comprehensive income attributable to non-controlling interests	(345)	(82)
Comprehensive (loss) income attributable to owners of the parent company	$(1,261)	$10,692
Other comprehensive income (loss), net of income taxes, comprised amounts:
will not be reclassified subsequently to profit or loss	$2,799	$1,215
will be reclassified subsequently to profit or loss when specific
conditions are met	(10,494)	2,509
	$(7,695)	$3,724

The accompanying notes are an integral part of these condensed consolidated financial statements.

MFC INDUSTRIAL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the Nine Months Ended September 30, 2014 and 2013
(Unaudited)
(United States Dollars in Thousands)

	Capital Stock		Treasury Stock		Contributed Surplus			Accumulated Other Comprehensive Income
	Number of Shares	Amount	Number of Shares	Amount	Share-based Compensation	Contingently Issuable Shares	Retained Earnings	Available- for-Sale Securities	Defined Benefit Obligations	Currency Translation Adjustment	Share- holders’ Equity	Non- controlling Interests	Total Equity
Balance at
December 31, 2013	67,501,936	$383,116	(4,949,810)	$(68,980)	$13,037	$—	$398,448	$81	$2,330	$(28,462)	$699,570	$171	$699,741
Net income	—	—	—	—	—	—	19,298	—	—	—	19,298	964	20,262
Dividends paid	—	—	—	—	—	—	(7,539)	—	—	—	(7,539)	(936)	(8,475)
Share-based compensation	—	—	—	—	383	—	—	—	—	—	383	—	383
Exercise of employee
stock options	30,326	321	—	—	(84)	—	—	—	—	—	237	—	237
Acquisition and
elimination of
non-controlling interests	509,820	820	—	—	—	1,658	2,877	—	—	—	5,355	(1,271)	4,084
Purchase of a subsidiary	—	—	—	—	—	—	—	—	—	—	—	131	131
Disposition of subsidiaries	—	—	—	—	—	—	—	—	—	—	—	1,984	1,984
Net fair value loss	—	—	—	—	—	—	—	(107)	—	—	(107)	—	(107)
Net gain
on remeasurements	—	—	—	—	—	—	—	—	683	—	683	—	683
Net exchange differences	—	—	—	—	—	—	—	—	—	(8,315)	(8,315)	(4)	(8,319)
Balance at
September 30, 2014	68,042,082	$384,257	(4,949,810)	$(68,980)	$13,336	$1,658	$413,084	$(26)	$3,013	$(36,777)	$709,565	$1,039	$710,604

Balance at
December 31, 2012
(Restated – Note 16)	67,132,106	$382,746	(4,579,980)	$(68,610)	$13,037	$—	$399,574	$(119)	$961	$2,998	$730,587	$6,188	$736,775
Net income	—	—	—	—	—	—	22,227	—	—	—	22,227	67	22,294
Dividends paid	—	—	—	—	—	—	(11,259)	—	—	—	(11,259)	(779)	(12,038)
Issuance of preferred
shares as dividends	369,830	370	(369,830)	(370)	—	—	—	—	—	—	—	—	—
Acquisition and
elimination of
non-controlling interests	—	—	—	—	—	—	2,371	—	—	—	2,371	(2,807)	(436)
Net fair value loss	—	—	—	—	—	—	—	(113)	—	—	(113)	—	(113)
Net gain on remeasurements	—	—	—	—	—	—	—	—	1,072	—	1,072	—	1,072
Net exchange differences	—	—	—	—	—	—	—	—	—	(16,050)	(16,050)	(110)	(16,160)
Balance at
September 30, 2013
(Restated – Note 16)	67,501,936	$383,116	(4,949,810)	$(68,980)	$13,037	$—	$412,913	$(232)	$2,033	$(13,052)	$728,835	$2,559	$731,394

Total Comprehensive Income (Loss) for the Nine Months Ended September 30:	Owners of the parent company	Non- controlling interests	Total
2014	$11,559	$960	$12,519
2013	$7,136	$(43)	$7,093

The accompanying notes are an integral part of these condensed consolidated financial statements.

MFC INDUSTRIAL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Nine Months Ended September 30, 2014 and 2013
(Unaudited)
(United States Dollars in Thousands)

	2014	2013
Cash flows from continuing operating activities:
Net income	$20,262	$22,294
Adjustments for:
Amortization, depreciation and depletion	17,950	18,383
Exchange differences on foreign currency transactions	2,578	(104)
Gain on short-term securities, net	(338)	(2,243)
Gain on available-for-sale securities and subsidiaries, net	(4,426)	(658)
Share-based compensation	383	—
Deferred income taxes	6,290	(2,437)
Equity income	(7,858)	(5,679)
Market value decrease (increase) on commodity inventories	2,334	(6,463)
Credit losses	2,991	—
Change in fair value of puttable instrument financial liabilities	148	920
Changes in operating assets and liabilities, net of effects of acquisitions and dispositions:
Short-term cash deposits	4,205	—
Short-term securities	1,137	(3,415)
Restricted cash	6,045	653
Receivables	5,548	(25,177)
Inventories	6,538	25,107
Deposits, prepaid and other	6,522	1,708
Assets held for sale	870	(516)
Short-term bank borrowings	(50,815)	11,277
Account payables and accrued expenses	(41,078)	(25,804)
Income tax liabilities	294	(108)
Decommissioning obligations	(1,877)	(2,565)
Accrued pension assets, net of obligations	34	(848)
Other	2,595	1,982
Cash flows (used in) provided by continuing operating activities	(19,668)	6,307
Cash flows from continuing investing activities:
Purchases of property, plant and equipment, net of proceeds from sales	(12,445)	(3,535)
Purchases of hydrocarbon assets, net of proceeds from sales	(3,420)	(2,140)
Purchases of long-term investments	(600)	(1,100)
Proceeds from sales of long-term investments	—	4,187
Acquisition (disposition) of subsidiaries, net of cash acquired (disposed)	(61,928)	—
Purchases of non-controlling interests	—	(436)
Other	1,977	5,015
Cash flows (used in) provided by continuing investing activities	(76,416)	1,991
Cash flows from continuing financing activities:
Debt repayment	(19,280)	(28,554)
Debt borrowing	10,055	47,307
Issuance of shares	237	—
Reduction in facility term financing	—	(11,650)
Repayment to a customer	(22,166)	—
Dividends paid to shareholders	(7,539)	(11,259)
Dividends paid to non-controlling interests	(936)	(779)
Cash flows used in continuing financing activities	(39,629)	(4,935)
Exchange rate effect on cash and cash equivalents	4,834	4,072
(Decrease) increase in cash and cash equivalents	(130,879)	7,435
Cash and cash equivalents, beginning of period	332,173	273,790
Cash and cash equivalents, end of period	$201,294	$281,225

Cash and cash equivalents at end of period consisted of:
Cash	$137,200	$172,756
Money market and highly liquid funds	64,094	108,469
	$201,294	$281,225

The accompanying notes are an integral part of these condensed consolidated financial statements.

MFC INDUSTRIAL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Three Months Ended September 30, 2014 and 2013
(Unaudited)
(United States Dollars in Thousands)

	2014	2013
Cash flows from continuing operating activities:
Net income	$6,779	$7,050
Adjustments for:
Amortization, depreciation and depletion	6,548	4,960
Exchange differences on foreign currency transactions	1,316	(2,596)
Gain on short-term securities, net	(20)	(1,157)
Gain on available-for-sale securities and subsidiaries, net	(320)	—
Deferred income taxes	2,851	(2,375)
Equity income	(2,336)	(2,198)
Market value decrease on commodity inventories	1,251	597
Credit losses	2,991	—
Change in fair value of puttable instrument financial liabilities	—	441
Changes in operating assets and liabilities, net of effects of acquisitions and dispositions:
Short-term securities	4	260
Restricted cash	75	69
Receivables	6,455	8,004
Inventories	2,981	13,456
Deposits, prepaid and other	8,728	1,246
Assets held for sale	36	(626)
Short-term bank borrowings	1,132	(15,016)
Account payables and accrued expenses	(21,969)	(28,595)
Income tax liabilities	576	(895)
Decommissioning obligations	(924)	(1,110)
Accrued pension assets, net of obligations	74	(579)
Other	2,490	907
Cash flows provided by (used in) continuing operating activities	18,718	(18,157)
Cash flows from continuing investing activities:
Purchases of property, plant and equipment, net of proceeds from sales	(2,950)	—
Purchases of hydrocarbon assets, net of proceeds from sales	(3,323)	(1,155)
Purchases of long-term investments	(360)	—
Disposition of subsidiaries, net of cash disposed	510	—
Other	298	1,285
Cash flows (used in) provided by continuing investing activities	(5,825)	130
Cash flows from continuing financing activities:
Debt repayment	—	(17,032)
Debt borrowing	3,256	793
Reduction in facility term financing	—	(6,030)
Dividends paid to shareholders	(3,786)	(3,753)
Dividends paid to non-controlling interests	(280)	(779)
Cash flows used in continuing financing activities	(810)	(26,801)
Exchange rate effect on cash and cash equivalents	4,848	6,701
Increase (decrease) in cash and cash equivalents	16,931	(38,127)
Cash and cash equivalents, beginning of period	184,363	319,352
Cash and cash equivalents, end of period	$201,294	$281,225

Cash and cash equivalents at end of period consisted of:
Cash	$137,200	$172,756
Money market and highly liquid funds	64,094	108,469
	$201,294	$281,225

The accompanying notes are an integral part of these condensed consolidated financial statements.

MFC INDUSTRIAL LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2014
(Unaudited)

Note 1. Nature of Business

MFC Industrial Ltd. (“MFC Industrial” or the “Company”) is incorporated under the laws of British Columbia, Canada. The primary business of MFC Industrial is the commodity supply chain business, which is globally focused. The Company, through its subsidiaries, sources, produces, processes, transports, finances, assesses risk and warehouses these commodities for producers and customers. In addition, MFC Industrial participates in merchant banking and other businesses.

In March 2014, the Company, through its Austrian subsidiary, acquired a 100% interest in the holding company parent of F.J. Elsner & Co. GmbH (“Elsner”), a global commodity company focused on steel and related products. The Company consolidated the operations of Elsner group since March 31, 2014.

In April 2014, the Company, also through its Austrian subsidiary, completed the acquisition of a 100% interest in the FESIL AS Group (“FESIL”), a vertically integrated commodity supply chain management company with a production facility in Norway, sales companies in Germany, Luxembourg, Spain, United States, India and China, and a 33% owned associate which owns quartz quarries in Spain. The Company consolidated the operations of FESIL group since April 1, 2014.

Note 2. Basis of Presentation and Significant Accounting Policies

These condensed consolidated financial statements contained herein include the accounts of MFC Industrial and entities it controls (collectively, the “Group”). The presentation currency of these consolidated financial statements is the United States of America (the “U.S.”) dollar ($), as rounded to the nearest thousand (except per share amounts or amounts indicated in specific monetary units).

This interim financial report has been prepared by MFC Industrial in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). The Group’s interim financial statements for the nine months ended September 30, 2014 are in compliance with IAS 34, Interim Financial Reporting (“IAS 34”). The same accounting policies and methods of computation are followed in the interim financial statements as compared with the most recent annual financial statements, except for accounting policy changes made after the date of the most recent annual financial statements which are disclosed in Note 3 to this interim financial report. In accordance with IAS 34, certain information and footnote disclosure normally included in annual financial statements have been omitted or condensed.

The measurement procedures to be followed in an interim financial report are designed to ensure that the resulting information is reliable and that all material financial information that is relevant to an understanding of the financial position or performance of the Group is appropriately disclosed. While measurements in both annual and interim financial reports are often based on reasonable estimates, the preparation of the interim financial report generally requires a greater use of estimation methods than the annual financial report.

In the opinion of MFC Industrial, its unaudited interim condensed consolidated financial statements contain all normal recurring adjustments necessary in order to present a fair statement of the results of the interim periods presented. These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes included in MFC Industrial’s latest annual report on Form 20-F. The results for the periods presented herein are not indicative of the results for the entire year. The revenues from the Group’s commodities and resources activities involve seasonality and cyclicality.

Certain financial information has been restated for the periods ended September 30, 2013 (see Note 16).

Note 3. Accounting Policy Developments

The following new standard was issued by the IASB that is mandatory for the Group’s accounting year 2014 on a retrospective basis:

IFRIC 21, Levies, provides the following guidance on recognition of a liability to pay levies:

  The liability is recognized progressively if the obligating event occurs over a period of time.

  If an obligation is triggered on reaching a minimum threshold, the liability is recognized when that minimum threshold is reached.

MFC INDUSTRIAL LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2014
(Unaudited)

Note 3. Accounting Policy Developments (continued)

The application of IFRIC 21 did not have any significant impact on the Group’s consolidated financial statements.

IFRS 9, Financial Instruments, (“IFRS 9”) issued on July 24, 2014 is the IASB’s replacement of IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 includes requirements for recognition and measurement, impairment, derecognition and general hedge accounting. The version of IFRS 9 issued in 2014 supersedes all previous versions and is mandatorily effective for periods beginning on or after January 1, 2018 with early adoption permitted (subject to local endorsement requirements). Management has decided not to early apply IFRS 9 and is currently assessing the impacts of IFRS 9 on the Group’s consolidated financial statements.

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”), specifies how and when an entity will recognize revenue as well as requiring such entities to provide users of financial statements with more informative, relevant disclosures. The standard provides a single, principles based five-step model to be applied to all contracts with customers. IFRS 15 was issued in May 2014 and applies to annual reporting periods beginning on or after January 1, 2017. Management is currently assessing the impacts of IFRS 15 on the Group’s consolidated financial statements.

Note 4. Business Combinations

Elsner

In March 2014, MFC Industrial, through its Austrian subsidiary, acquired all of the outstanding shares in Elsner. Elsner is an Austrian-based global commodity supply chain company focused on steel and related products. Elsner, founded in 1864, offers a full range of steel products, including slabs, booms, billets, hot rolled steel plates, hot and cold rolled coils and sheets, reinforcing bars, galvanized material, pipes, tubers and merchant bars. Elsner has longstanding relationships with many steel mills in Eastern and Southern Europe as well as the Baltic countries and the Commonwealth of Independent States.

The purchase price consisted of a nominal consideration (including certain contingent payments between the parties over a 10-year period based on current inventories and account receivables, existing legal actions and utilization of certain tax loss carry-forwards). There was no goodwill or intangible assets acquired. This acquisition was not considered a material business combination.

FESIL

On April 1, 2014, the Company acquired a 100% interest in FESIL. Headquartered in Trondheim, Norway, FESIL is one of the leading producers of ferrosilicon, an essential alloy in the production of steel, stainless steel, and cast iron. FESIL’s melting plant is located in Mo i Rana, Norway and produces a range of ferrosilicon products including granulated and refined qualities (high and semi-high purity), which makes up the bulk of its production.

The base purchase price was $84,575, which was based on the net tangible asset value as of September 30, 2013. In addition, the purchase price will be adjusted to reflect the fair value of certain assets and the profit and loss over the period to final closing and there is a two-year royalty based on tiered ferrosilicon production at the Mo i Rana facility, expected to equal approximately 2.9% of ferrosilicon revenue per annum at full production. Management recognized this contingent consideration as liabilities which were measured at their fair value on the acquisition date. The initial accounting for the acquisition of FESIL at September 30, 2014 was provisional. There were nominal intangible assets and there was no goodwill acquired. This acquisition was not considered a material business combination.

MFC INDUSTRIAL LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2014
(Unaudited)

Note 5. Business Segment Information

The Group is primarily in the global commodities supply chain business.

The Group’s integrated operations include a wide range of commodities such as metals, ceramics, minerals, natural gas, oil, various steel products and ferro-alloys, chemicals, plastics, food and beverage additives, animal feed and wood products, which are supported by our captive sources of commodities through strategic investments and other sources secured by the Group from third parties. The revenues from the Group’s commodities and resources activities involve seasonality and cyclicality.

In reporting to management, the Group’s operating results are categorized into the following operating segments: commodities and resources, merchant banking and all other segments.

In reporting segments, certain of the Group’s business lines have been aggregated where they have similar economic characteristics and are similar in each of the following areas: (i) the nature of the products and services; (ii) the methods of distribution; and (iii) the types or classes of customers/clients for the products and services.

Commodities and resources segment includes the sale and trading of commodities and resources, as well as the related producing, processing and extracting activities. It also includes royalty income from the Group’s interests in resource properties.

Merchant banking segment includes proprietary investing and provision of financial services. The Group seeks investments in many industries, emphasizing those business opportunities where the perceived intrinsic value is not properly recognized. The Group uses its financial and management expertise to add or unlock value within a relatively short timeframe. The merchant banking business also provides supply chain structured solutions to certain commodities and resources customers.

All other segment includes the Group’s corporate and operating segments whose quantitative amounts do not exceed 10% of any of the Group’s (a) reported revenue, (b) net income or (c) total assets. The Group’s all other operating segments primarily include business activities in medical equipment, instruments, supplies and services.

The Group consolidated the operations of Elsner and FESIL since March 31, 2014 and April 1, 2014, respectively, under the commodities and resources segment.

Products and Services

The Group’s gross revenues comprised the following for the nine and three months ended September 30, 2014 and 2013, respectively:

Nine Months Ended September 30:	2014	2013
Commodities and resources	$977,781	$555,294
Fees	5,712	7,828
Gains on securities, net	4,621	2,957
Interest	3,338	5,526
Dividends	7	289
Equity income	7,858	5,679
Other	21,153	14,230
Gross revenues	$1,020,470	$591,803

Three Months Ended September 30:	2014	2013
Commodities and resources	$380,707	$203,326
Fees	1,305	2,144
Gains on securities, net	337	1,202
Interest	236	1,952
Dividends	—	17
Equity income	2,336	2,198
Other	6,838	4,777
Gross revenues	$391,759	$215,616

MFC INDUSTRIAL LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2014
(Unaudited)

Note 5. Business Segment Information (continued)

Segment Operating Results

	Nine Months Ended September 30, 2014
	Commodities	Merchant
	and resources	banking	All other	Total
Revenues from external customers	$987,979	$10,802	$21,689	$1,020,470
Intersegment sale	478	6,615	394	7,487
Interest expense	12,588	—	37	12,625
Income (loss) from continuing operations
before income taxes	25,002	14,259	(8,176)	31,085

	Nine Months Ended September 30, 2013
	Commodities	Merchant
	and resources	banking	All other	Total
Revenues from external customers	$566,572	$8,880	$16,351	$591,803
Intersegment sale	765	5,328	269	6,362
Interest expense	11,009	31	66	11,106
Income (loss) from continuing operations
before income taxes	17,557	13,579	(6,439)	24,697

	Three Months Ended September 30, 2014
	Commodities	Merchant
	and resources	banking	All other	Total
Revenues from external customers	$382,437	$1,425	$7,897	$391,759
Intersegment sale	158	2,351	147	2,656
Interest expense	4,234	—	—	4,234
Income (loss) from continuing operations
before income taxes	11,715	3,038	(3,008)	11,745

	Three Months Ended September 30, 2013
	Commodities	Merchant
	and resources	banking	All other	Total
Revenues from external customers	$205,962	$2,663	$6,991	$215,616
Intersegment sale	635	1,954	89	2,678
Interest expense	3,560	—	4	3,564
Income (loss) from continuing operations
before income taxes	3,599	1,148	1,632	6,379

MFC INDUSTRIAL LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2014
(Unaudited)

Note 6. Capital Stock

Currently, MFC Industrial has two classes of capital stock: common shares (the “Common Shares”) and Class A Preference shares (the “Preferred Shares”). As at September 30, 2014, there were 63,092,272 Common Shares issued and outstanding.

All treasury stock are held by the wholly-owned subsidiaries.

Settlement of Puttable Instrument Financial Liabilities

In April 2014, the Group entered into a share purchase agreement with the holder of the puttable instrument financial liabilities (the “Put Holder”) whereby the Group acquired from the Put Holder his 40% equity shares in Possehl Mexico, S.A. de C.V. (“Possehl”). Upon the execution of the agreement, the puttable instrument was terminated. The purchase price consisted of 509,820 common shares of MFC Industrial (which would be delivered upon occurrence of an event (as defined in the agreement), the latest being in 2025) and a contingent purchase price whereby 50,000 common shares of MFC Industrial would be issued to the Put Holder for each year from 2014 to 2025 if Possehl achieves an annual net income milestone as computed under IFRS for the year. The fair values of the 509,820 common shares of MFC Industrial and the contingent purchase price were measured at $2,478 in aggregate on the execution date of the share purchase agreement, using a generally accepted financial valuation model which took into consideration the illiquidity and restrictions of the shares, the expected timing of the triggering events, the probability of the issuance of the contingently issuable shares and discount rates. As a result, the carrying amount of the puttable instrument financial liabilities of $4,084 were derecognized and a credit of $2,877 was recognized in retained earnings directly. In May 2014, the Put Holder was appointed by the Board of the Directors as the President and Chief Executive Officer of MFC Industrial.

In June 2014, the share purchase agreement was amended whereby the 509,820 common shares of MFC Industrial were released to the Put Holder following the approval of the New York Stock Exchange (which was received in June 2014) and the contingent purchase price was reduced to be payable for each year from 2014 to 2024. All other terms remain unchanged. No credit or charge was recognized in connection with these amendments.

Note 7. Condensed Consolidated Statements of Operations

Revenues

For the nine months ended September 30:

	2014	2013
Gross revenues as reported	$1,020,470	$591,803

For the components of the Group’s total revenues, please see Note 5.

The Group’s net gains on securities comprised:

	2014	2013
Trading securities	$338	$2,242
Available-for-sale securities	—	243
Subsidiaries	4,426	415
Holding (loss) gain on advance sales of securities	(143)	57
Net gain on securities	$4,621	$2,957

In the nine months ended September 30, 2014, the Group recognize an arbitration gain of $669 (2013: $nil) which was included in gross revenues.

MFC INDUSTRIAL LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2014
(Unaudited)

Note 7. Condensed Consolidated Statements of Operations (continued)

Expenses

For the nine months ended September 30:

The Group’s costs of sales comprised:

	2014	2013
Commodities and resources	$905,906	$512,357
Credit losses on loans and receivables	2,973	78
Gain on derivative instruments, net	(9,849)	(5,297)
Market value decrease (increase) on commodities	2,334	(6,463)
Other	8,729	7,771
Total costs of sales	$910,093	$508,446

The Group included the following items in its costs of sales:

	2014	2013
Loss on unwinding sale and repurchase arrangements	$—	$2,356
Reduction in liabilities for claims	—	(2,425)

The Group included the following item in its general and administrative expenses:

	2014	2013
Reversal of accrued advisory fees	$—	$(1,079)

Interest in Resource Properties

The Group indirectly derives royalty revenue from a mining sub-lease of the lands upon which the Wabush iron ore mine is situated in Newfoundland and Labrador, Canada. This sub-lease commenced in 1956 and expires in 2055, and had a carrying value of $161,441 (before reduction of a related deferred tax liability of $40,284) as of September 30, 2014. On February 11, 2014, the operator of the mine announced that it planned to idle the mine and subsequently announced that the mine was idled during the period. In the third quarter of 2014, the operator announced that it would be closing the mine.

Pursuant to the sub-lease, the Group will effectively continue to receive minimum payments of C$3.25 million per year until termination thereof. In the event that the operator terminates the sub-lease, the Group intends to take over the mine property pursuant to the terms thereof. In such event, the Group may elect to acquire certain assets on the property prior to their removal at a then reasonable market price.

The Group is currently exploring opportunities for this asset with stakeholders and third parties.

Management reviewed information related to the expected future cash flows from the sub-lease. This process included, but was not limited to, updating the sensitivity analysis to assume an additional period receiving the minimum royalty. After considering available information and alternatives, management concluded that an impairment charge was not required as at September 30, 2014.

Note 8. Share-based Compensation

On April 2, 2014, the then-President of the Company surrendered his options to purchase 200,000 MFC Industrial common shares at an exercise price of $7.81 per share. The cancellation of these options had no impact on the consolidated financial statements. On the same day, the Company granted to two employees options to purchase 200,000 MFC Industrial common shares in aggregate at an exercise price of $8.01 per share. The options vested immediately and expire on April 2, 2019.

MFC INDUSTRIAL LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2014
(Unaudited)

Note 8. Share-based Compensation (continued)

The information on the stock options granted on April 2, 2014 is as follows. The Group used the Black-Scholes-Merton formula to calculate the fair value of the stock options.

Number of options granted	200,000
Vesting requirements	Immediately
Contractual life	5 years
Method of settlement	In equity
Exercise price per share	$8.01
Market price per share on grant date	$8.01
Expected volatility	34.72%
Expected option life	5 years
Expected dividends	3.03%
Risk-free interest rate	1.64%
Fair value of option per unit	$1.917

The expected volatility was determined based on the historical price movement over the expected option life, with adjustments for underlying businesses. The award holders are not entitled to dividends or dividend equivalents until the options are exercised.

The aggregate fair value of options granted was $383 which was recognized as share-based compensation expense in the Group’s consolidated statement of operations for the nine months ended September 30, 2014. The share-based compensation expense is not tax deductible under the Canadian income tax act and, therefore, the Group did not recognize any tax benefit from granting stock options.

A director of the Company was not re-elected to the board on December 27, 2013. As a result, his options to purchase 55,000 common shares of MFC Industrial expired on January 26, 2014. Another director passed away in March 2014 and his options to purchase 55,000 common shares of MFC Industrial, except for 30,326 which were exercised, expired in September 2014. Options to purchase 200,000 common shares of MFC Industrial held by a former officer also expired in July 2014 when he ceased to provide services to the Group.

Following is a summary of the change in outstanding stock options:

Number of
Awards/Options
Outstanding at December 31, 2013	2,635,000
Expired	(279,674)
Exercised	(30,326)
Surrendered and cancelled	(200,000)
Granted	200,000
Outstanding at September 30, 2014	2,325,000

MFC INDUSTRIAL LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2014
(Unaudited)

Note 9. Earnings per Share

Earnings per share data for the nine and three months ended September 30 is summarized as follows:

Nine Months Ended September 30:	2014	2013
Basic earnings available to holders of common shares	$19,298	$22,227
Effect of dilutive securities	—	—
Diluted earnings	$19,298	$22,227

	Number of Shares
	2014	2013
Weighted average number of common shares outstanding — basic	62,865,738	62,552,126
Effect of dilutive securities:
Options	28	281,837
Weighted average number of common shares outstanding — diluted	62,865,766	62,833,963

Three Months Ended September 30:	2014	2013
Basic earnings available to holders of common shares	$6,419	$6,977
Effect of dilutive securities	—	—
Diluted earnings	$6,419	$6,977

	Number of Shares
	2014	2013
Weighted average number of common shares outstanding — basic	63,092,272	62,552,126
Effect of dilutive securities:
Options	—	171,646
Weighted average number of common shares outstanding — diluted	63,092,272	62,723,772

Note 10. Dividends Paid

On March 24, 2014, MFC Industrial announced its annual cash dividend for 2014 will be $0.24 per common share, payable quarterly.

  The first payment of $0.06 per common share was paid on April 22, 2014 to shareholders of record on April 10, 2014.

  The second payment of $0.06 per common share was paid on August 8, 2014 to shareholders of record on July 28, 2014.

  The third payment of $0.06 per common share was paid on October 27, 2014 to shareholders of record on October 16, 2014.

  The remaining quarterly dividend payment of $0.06 per common share in 2014 is expected to be made in the fourth quarter of 2014.

  The dividend is subject to customary Canadian withholding tax for non-resident shareholders. Pursuant to applicable tax treaties the withholding rate for eligible U.S. resident shareholders is 15%. The dividend is an eligible dividend under the Income Tax Act (Canada).

MFC INDUSTRIAL LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2014
(Unaudited)

Note 11. Related Party Transactions

In the normal course of operations, the Group enters into transactions with related parties which include affiliates in which the Group has a significant equity interest (10% or more) or has the ability to influence the operating and financing policies through significant shareholding, representation on the board of directors, corporate charter and/or bylaws. The related parties also include MFC Industrial’s directors, President, Chief Executive Officer, Chief Financial Officer, Corporate Treasurer, Chief Operating Officer and their close family members, as well as any person and entity which have significant influence over MFC Industrial. These related party transactions are conducted in arm’s length transactions at normal market prices and on normal commercial terms. In addition to transactions disclosed elsewhere in the financial statements, the Group had the following transactions with related parties during the nine months ended September 30, 2014:

Net sales	$1,819
Fee income	55
Purchases of goods for sale*	(17,516)
Royalty expense paid and payable	(203)
Reimbursement of office and expenses at cost to a director**	(106)
Termination payment to the former President***	(1,770)
____________________

*	Related to transactions with two processing facilities, which are owned by a former subsidiary of the Company. One of the Company’s employees and one of its directors held unpaid positions on the board of directors of the parent company of the owner of these facilities until July 2014.

**	The director (who is also the former President of the Company) provided office space and services to the Company at cost.

***	Pursuant to a consulting agreement, the former President of the Company was entitled to a termination payment of $1,770 upon the termination of the consulting agreement.

As of September 30, 2014, the Group had trade receivables of $1,295 due from affiliates, all arising in the normal course of business.

In April 2014, the Group entered into a share purchase agreement with the Put Holder whereby the Group acquired from the Put Holder his 40% equity shares in Possehl. In May 2014, the Put Holder was appointed by the Board of the Directors as the President and Chief Executive Officer of MFC Industrial (see Note 6).

Note 12. Changes in Contingent Liabilities or Contingent Assets since the End of the Last Annual Reporting Period

Litigation

The Group is subject to litigation in the normal course of business. Management considers the aggregate liability which may result from such litigation not material at September 30, 2014.

Guarantees

As of September 30, 2014, the Group had issued guarantees up to a maximum of $66,832 to its commodities and financing partners in the normal course of its commodities activities, being the total potential principal amount that may be guaranteed thereunder, of which $55,889 were outstanding and have not been recorded as liabilities in the consolidated statement of financial position. There has been no claim against the guarantees.

MFC INDUSTRIAL LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2014
(Unaudited)

Note 12. Changes in Contingent Liabilities or Contingent Assets since the End of the Last Annual Reporting Period (continued)

Contingent Gain

Effective April 2014, the Group sold its interests in two German aluminum processing mills to an independent third party. Pursuant to the share purchase agreement, the sale price includes a certain percentage of the disposed entity’s (1) free cash flow from operations for the fiscal years 2014 through and inclusive of 2016 and (2) proceeds from the disposition of its assets during a period of five years commencing on the day of the share purchase agreement. As a result of the significant uncertainties as to the probability of receipt of any future consideration, management determined that the expected value of such future cash flow was $nil on the date of the agreement.

Natural Gas Power Project

In April 2014, the Group entered into an agreement with a contractor for the design, construction, supply and installation of a 16.5 MW natural gas power project at the Group’s sour gas processing plant in Alberta, Canada. Upon completion, the project will supply the Group’s processing plant’s electrical needs, with excess power being sold into the grid at prices based on the Alberta Electricity System Operator’s rates. The Group currently expects that the project will cost approximately Canadian $25.2 million, with final commissioning occurring in the second quarter of 2015. In connection with the power project, the Group obtained a five-year down payment financing in the amount of €2.5 million and a ten-year loan in the amount of €16.0 million with a blended interest rate of 2.675% p.a., of which €6.6 million had been drawn by September 30, 2014.

Note 13. Condensed Consolidated Statements of Cash Flows

On December 31, 2013, a customer paid $22,166 to one of the Group’s subsidiaries. However, the underlying invoice was subject to factoring arrangements and the amount was subsequently repaid in January 2014. As a result, $22,166 was recognized as a repayment to the customer. No income or loss was recognized in connection with such transactions.

MFC INDUSTRIAL LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2014
(Unaudited)

Note 14. Disclosure of Interests in Subsidiaries

A subsidiary is an entity that is controlled by MFC Industrial. The following table shows the direct and indirect significant subsidiaries as at September 30, 2014. The table excludes subsidiaries which only hold intercompany assets and liabilities and do not have an active business as well as subsidiaries whose results and net assets did not materially impact the consolidated results and net assets of the Group.

		Proportion of	Proportion of
	Country of	Voting	Beneficial
Subsidiaries	Incorporation	Interest	Interest
MFC Commodities GmbH	Austria	100%	100%
MFC Trade & Financial Services GmbH	Austria	100%	100%
IC Management service GmbH	Austria	100%	100%
International Trade Services GmbH	Austria	100%	100%
MFC Metal Trading GmbH	Austria	100%	100%
Kasese Cobalt Company Limited	Uganda	75%	100%*
MFC (A) Ltd.	Marshall Islands	100%	100%
MFC (D) Ltd.	Marshall Islands	100%	100%
Brock Metals s.r.o.	Slovakia	100%	100%
M Financial Corp.	Barbados	100%	100%
Mednet (Shanghai) Medical Technical
Developing Co., Ltd.	China	100%	100%
Hangzhou Zhe-er Optical Co. Ltd.	China	51%	51%
MFC Corporate Services AG	Switzerland	100%	100%
KHD Humboldt Wedag International GmbH	Austria	100%	100%
MFC Energy Holding Austria GmbH	Austria	100%	100%
MFC Energy Austria GmbH	Austria	100%	100%
GPT Global Pellets Trading GmbH	Austria	100%	100%
MFC Energy Corporation	Canada	100%	100%
MFC Resource Partnership	Canada	100%	100%
MFC Processing Partnership	Canada	100%	100%
MFC Resources Inc.	U.S.	100%	100%
Possehl Mexico S.A. de C.V.	Mexico	100%	100%
Fesil Rana Metall AS	Norway	100%	100%
Fesil Sales GmbH	Germany	100%	100%
Fesil Sales SA	Luxembourg	100%	100%
Specialty Superalloys Inc.	U.S.	75%	75%
F.J. Elsner Trading Gesellschaft mbH	Austria	100%	100%
____________________

*	The Group derives 100% beneficial benefit from the subsidiary from its holding of a shareholder loan and 75% share capital.

As at September 30, 2014, the Group controlled entities in which the Group held more than 50% of the voting rights. Conversely, as at September 30, 2014, the Group did not control any entities in which the Group held 50% or less of the voting rights.

As of September 30, 2014, none of non-controlling interests are material to the Group. Also, there were no significant restrictions (statutory, contractual and regulatory restrictions, including protective rights of non-controlling interests) on MFC Industrial’s ability to access or use the assets and settle the liabilities of the Group.

During the nine months ended September 30, 2014, the Group disposed of a group of German entities (see Note 12) and recognized an accounting gain of $4,106 on the derecognition of these former subsidiaries in the consolidated statement of operations. The Group also disposed of three insignificant non-core wholly-owned subsidiaries for cash consideration, resulting in a net gain of $320.

MFC INDUSTRIAL LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2014
(Unaudited)

Note 14. Disclosure of Interests in Subsidiaries (continued)

During the nine months ended September 30, 2014, the Group purchased the remaining 40% equity interest in a Mexican company (see Note 6). As a result, the Mexican company became a wholly-owned subsidiary since the date the remaining 40% equity interest were acquired.

Note 15. Approval of Consolidated Financial Statements

This interim financial report was approved by the Board of Directors and authorized for issue on November 13, 2014.

Note 16. Correction of an Error and Restatement of Consolidated Statements during the Measurement Period

Correction of an error

The error correction arose from the incorrect measurement of the deferred tax assets recognized in connection with the acquisition of MFC Energy Corporation (“MFC Energy”). On the acquisition date in September 2012, the deferred tax assets of MFC Energy, comprising the carry-forward of unused tax losses, unused tax credits and all deductible temporary differences to the extent that it was probable that future taxable profit would be available against which the unused tax losses, unused tax credits and deductible temporary differences could be utilized, were recognized and measured at their fair values. In December 2013, the Company discovered that certain resource properties underlying a tax pool with a tax effect of $6,504 had been sold prior to the acquisition of MFC Energy by the Company in September 2012 but the 2011 and 2012 tax returns of MFC Energy had not been updated to reflect such dispositions. As such, the deferred tax assets of MFC Energy were reduced by $6,504 through an error correction.

The consolidated financial statements for December 31, 2013 and 2012 had been retrospectively restated to reflect the correction of the error. The retained earnings as of September 30, 2013 was retrospectively restated as follows:

Retained earnings, as previously reported	$419,417
Correction of an error in 2012	(6,504)
Retained earnings, restated	$412,913

There were no retrospective restatements of consolidated statements of comprehensive income and cash flows for the nine months ended September 30, 2013.

Restatement of consolidated statements during the measurement period and correction of an error for the year 2012

In September 2012, the Group acquired a 100% equity interest in MFC Energy and recognized a bargain purchase of $244,645 in the consolidated financial statements for the year ended December 31, 2012. During the measurement period from acquisition through September 2013 and an error correction, the fair values of the assets and liabilities of MFC Energy were finalized and it was determined that the bargain purchase was $216,320 on the acquisition date. As a result, interest on liabilities was recomputed and finance costs were reduced by $797 for the year ended December 31, 2012. In addition, expiry loss of the unproved lands of $918 was derecognized for the year ended December 31, 2012.

Pursuant to IFRS 3, Business Combinations, comparative information for prior periods presented in financial statements has been retrospectively restated to account for the above-mentioned adjustments.

MFC INDUSTRIAL LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2014
(Unaudited)

Note 16. Correction of an Error and Restatement of Consolidated Statements during the Measurement Period (continued)

Reconciliation of net income for the year ended December 31, 2012:

		Restated	Restated		Error
	Historical	adjustments*	adjustments**		correction***	Restated
Net sales	$479,507	$—	$—		$—	$479,507
Equity income	6,152	—	—		—	6,152
Gross revenues	485,659	—	—		—	485,659

Costs and Expenses:
Costs of sales	407,626	—	(918	)(i)	—	406,708
Impairment of available-for-sale
securities	4,265	—	—		—	4,265
Impairment of interest in resource
properties	42,631	—	—		—	42,631
Selling, general and administrative	47,737	—	—		—	47,737
Share-based compensation — selling,
general and administrative	9	—	—		—	9
Finance costs	12,431	—	(797	)(ii)	—	11,634
	514,699	—	(1,715)		—	512,984
Loss from operations	(29,040)	—	1,715		—	(27,325)

Other items:
Exchange differences on
foreign currency transactions	7,108	—	—		—	7,108
Change in fair value of puttable
instrument financial liabilities	(77)	—	—		—	(77)
Bargain purchase	247,004	(21,821)	—		(6,504)	218,679

Income before income taxes	224,995	(21,821)	1,715	(iii)	(6,504)	198,385
Income tax (expense) recovery:
Income taxes	8,528	—	—		—	8,528
Resource property revenue taxes	(5,902)	—	—		—	(5,902)
	2,626	—	—		—	2,626
Net income for the year	227,621	(21,821)	1,715		(6,504)	201,011
Less: Net (income) loss attributable
to non-controlling interests	(867)	—	—		—	(867)
Net income attributable to owners
of the parent company	$226,754	$(21,821)	$1,715		$(6,504)	$200,144
Basic and diluted earnings per share	$3.62	$(0.35)	$0.03		$(0.10)	$3.20
____________________

*	Adjustments reflecting new information obtained during the measurement period about facts and circumstances that existed as of the acquisition date, which consisted of:

Overstatement of land values: assets held for sale	$(4,465)
Overstatement of land values: hydrocarbon unproved lands	(17,945)
Under-accrual of gas cost allowance	(1,737)
Understatement of facility term financing	(4,804)
(28,951)
Income tax effect thereon	7,130
Net restated adjustments	$(21,821)

MFC INDUSTRIAL LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2014
(Unaudited)

Note 16. Correction of an Error and Restatement of Consolidated Statements during the Measurement Period (continued)

**

Adjustments representing effects on the post-combination earnings as a result of the revision of assets and liabilities at the acquisition date, which consisted of: (i) reversal of expiry of hydrocarbon unproved lands; (ii) reduction of interest accretion on facility term financing; and (iii) the total of (i) and (ii) above.

***

The error correction arose from the incorrect measurement of the deferred tax assets recognized in the connection with the acquisition of MFC Energy. On the acquisition date in September 2012, the deferred tax assets of MFC Energy, comprising the carry-forward of unused tax losses, unused tax credits and all deductible temporary differences to the extent that it was probable that future taxable profit would be available against which the unused tax losses, unused tax credits and deductible temporary differences could be utilized, were recognized and measured at their fair values. In December 2013, the Company discovered that certain resource properties underlying a tax pool with a tax effect of $6,504 had been sold prior to the acquisition of MFC Energy by the Company in September 2012 but the 2011 and 2012 tax returns of MFC Energy had not been updated to reflect such dispositions. As such, the deferred tax assets of MFC Energy were reduced by $6,504 through an error correction.

The net income, total comprehensive income and comprehensive income attributable to owners of the parent company for the year ended December 31, 2012 were reduced by 26,610 (representing the sum of the restated adjustments and error correction).

MFC INDUSTRIAL LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2014
(Unaudited)

Note 16. Correction of an Error and Restatement of Consolidated Statements during the Measurement Period (continued)

Reconciliation of financial position as at December 31, 2012:

		Restated		Restated		Error
ASSETS	Historical	adjustments*		adjustments**		Correction****	Restated
Current Assets
Assets held for sale	$128,657	$(4,465	)(i)	$—		$—	$124,192
Other current assets	555,621	—		—		—	555,621
Total current assets	684,278	(4,465)		—		—	679,813
Non-current Assets
Hydrocarbon unproved lands	48,728	(17,945	)(ii)	918	(i)	—	31,701
Deferred income tax assets	18,510	7,130	(v)	—		(6,504)	19,136
Other non-current assets	629,973	—		—		—	629,973
Total non-current assets	697,211	(10,815)		918		(6,504)	680,810
	$1,381,489	$(15,280)		$918		$(6,504)	$1,360,623
LIABILITIES AND EQUITY
Current Liabilities
Account payables and
accrued expenses	$77,586	$ 1,737	(iii)	$80	***	$—	$79,403
Facility term financing	7,390	3,869	(iv)	(797	)(ii)	—	10,462
Other current liabilities	253,954	—		(80	)***	—	253,874
Total current liabilities	338,930	5,606		(797)		—	343,739
Long-term liabilities
Facility term financing	11,328	935	(iv)	—		—	12,263
Other long-term liabilities	267,846	—		—		—	267,846
Total long-term liabilities	279,174	935		—		—	280,109
Total liabilities	618,104	6,541		(797)		—	623,848
Equity
Capital stock, fully paid	382,746	—		—		—	382,746
Treasury stock	(68,610)	—		—		—	(68,610)
Contributed surplus	13,037	—		—		—	13,037
Retained earnings	426,184	(21,821	)(vi)	1,715	(iii)	(6,504)	399,574
Accumulated other
comprehensive income	3,840	—		—		—	3,840
Shareholders’ equity	757,197	(21,821)		1,715		(6,504)	730,587
Non-controlling interests	6,188	—		—		—	6,188
Total equity	763,385	(21,821)		1,715		(6,504)	736,775
	$1,381,489	$(15,280)		$918		$(6,504)	$1,360,623
____________________

*	Adjustments reflecting new information obtained during the measurement period about facts and circumstances that existed as of the acquisition date, which consisted of:

(i)	Overstatement of land values: assets held for sale	$(4,465)
(ii)	Overstatement of land values: hydrocarbon unproved lands	(17,945)
(iii)	Under-accrual of gas cost allowance	(1,737)
(iv)	Understatement of facility term financing	(4,804)
		(28,951)
(v)	Income tax effect thereon	7,130
(vi)	Net restated adjustments	$(21,821)

MFC INDUSTRIAL LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2014
(Unaudited)

Note 16. Correction of an Error and Restatement of Consolidated Statements during the Measurement Period (continued)

**	Adjustments representing effects on the post-combination earnings as a result of the revision of assets and liabilities at the acquisition date, which consisted of: (i) reversal of expiry of hydrocarbon unproved lands; (ii) reduction of interest accretion on facility term financing; and (iii) the total of (i) and (ii) above.

***	Reclassification of provisions for warranty into accounts payables and accrued expenses.

****	The error correction arose from the incorrect measurement of the deferred tax assets recognized in the connection with the acquisition of MFC Energy. On the acquisition date in September 2012, the deferred tax assets of MFC Energy, comprising the carry-forward of unused tax losses, unused tax credits and all deductible temporary differences to the extent that it was probable that future taxable profit would be available against which the unused tax losses, unused tax credits and deductible temporary differences could be utilized, were recognized and measured at their fair values. In December 2013, the Company discovered that certain resource properties underlying a tax pool with a tax effect of $6,504 had been sold prior to the acquisition of MFC Energy by the Company in September 2012 but the 2011 and 2012 tax returns of MFC Energy had not been updated to reflect such dispositions. As such, the deferred tax assets of MFC Energy were reduced by $6,504 through an error correction.

NEWS RELEASE
Corporate contact Rene Randall MFC Industrial Ltd 1 (604) 683 8286 ex 224 rrandall@bmgmt.com

MFC INDUSTRIAL LTD. REPORTS THIRD QUARTER AND NINE MONTH RESULTS FOR 2014

- Revenues up 72% for the first nine months of 2014 -

NEW YORK (November 14, 2014) . . . MFC Industrial Ltd. (“MFC” or the “Company”) (NYSE: MIL) announces its results for the three and nine months ended September 30, 2014 and provides an update on its recent corporate developments. The Company’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). (All references to dollar amounts are in United States dollars unless otherwise stated.)

Revenues for the first nine months of 2014 reached the $1.0 billion mark, an increase of 72% over the same period of 2013. This was primarily due to two acquisitions and some organic growth. However, our net income did not keep pace with our revenue growth. Some of this was due to certain one-time expenses, a higher tax expense (the majority of which is non-cash utilization of our deferred tax assets) and a reduction in royalty payments. But we still need to improve our supply chain business.

FIRST NINE MONTHS OF 2014 HIGHLIGHTS AND MAJOR DEVELOPMENTS
For the nine months ended September 30, 2014 and subsequent events

►

Revenues increased to $1,020.5 million for the nine months ended September 30, 2014, representing an increase of 72% over the same period in 2013. Net income for the nine months ended September 30, 2014 decreased to $19.3 million, compared to $22.2 million for the same period in 2013.

►	EBITDA* was $62.3 million for the nine months ended September 30, 2014.

►	We completed the acquisitions of FESIL AS Group (“FESIL”) and F.J. Elsner & Co GmbH (“Elsner”) in April and March, respectively.

►

In late October 2014, Cliffs Natural Resources Inc. (“Cliffs”) announced that it will close the Wabush mine. We are committed to working towards re-commencing operations upon termination of their lease.

►	In March, we announced a cash dividend for 2014 of $0.24 per common share. In April, August and October, we distributed the first three dividend payments.

*Note:

EBITDA is not a measure of financial performance under IFRS, has significant limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of our results as reported under IFRS. See page 4 of this news release for a reconciliation of our net income to EBITDA.

PAGE 1/13

FINANCIAL

The following table highlights certain selected key numbers and ratios as of September 30, 2014 and December 31, 2013 in order to assist shareholders to better understand our financial position.

FINANCIAL HIGHLIGHTS
All amounts in thousands, except per share amount and ratios
	September 30, 2014	December 31, 2013
Cash and cash equivalents	$201,294	$332,173
Short-term securities	1,268	2,068
Trade receivables	175,229	115,678
Current assets	754,223	711,021
Total assets	1,386,099	1,318,598
Current liabilities	356,910	314,709
Working capital	397,313	396,312
Current ratio*	2.11	2.26
Total liabilities	675,495	618,857
Shareholders’ equity	709,565	699,570
Equity per common share	11.25	11.18

     *Note: The current ratio is calculated as current assets divided by current liabilities.

LIQUIDITY

As at September 30, 2014, we had cash and cash equivalents, short-term deposits and securities of $202.7 million. We monitor our capital on the basis of our net debt-to-equity ratio and long-term debt-to-equity ratio.

LIQUIDITY
All amounts in thousands
	September 30, 2014	December 31, 2013
Total long-term debt	$223,555	$234,740
Less: cash and cash equivalents	(201,294)	(332,173)
Net debt (net of cash & cash equivalents)	22,261	(97,433)
Shareholders’ equity	709,565	699,570
Net debt-to-equity ratio	0.03	Not applicable

PAGE 2/13

The long-term debt-to-equity ratio is calculated as long-term debt divided by shareholders’ equity.

LONG-TERM DEBT AND DEBT METRICS All amounts in thousands, except ratio
	September 30, 2014	December 31, 2013
Long-term debt, less current portion	$186,635	$189,871
Shareholders’ equity	709,565	699,570
Long-term debt-to-equity ratio	0.26	0.27

CREDIT FACILITIES

We maintain various kinds of credit lines and facilities with banks. Most of these facilities are short-term and are used for our day-to-day business and structured financing activities in commodities. The amounts drawn under such facilities fluctuate with the type and level of transactions being undertaken.

As at September 30, 2014, we had credit facilities aggregating approximately $773.5 million, comprised of: (i) unsecured revolving credit facilities aggregating $372.1 million from banks; (ii) revolving credit facilities aggregating $103.4 million from banks for structured solutions, a special trade financing where the margin is negotiable when the facility is used; (iii) non-recourse factoring arrangements with a bank for up to an aggregate credit limit of $190.6 million for our commodities activities. We may factor our commodity receivable accounts upon invoicing at the inter-bank rate plus a margin; (iv) a foreign exchange credit facility of $72.4 million with a bank; and (v) secured revolving credit facilities aggregating $35.0 million. All of these facilities are either renewable on a yearly basis or usable until further notice.

RESULTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014

Total revenues for the nine months ended September 30, 2014 increased 72% to $1,020.5 million, compared to $591.8 million in first nine months of 2013. Revenues were up for the first nine months of 2014 primarily due to the inclusion of our two new acquisitions, Elsner and FESIL, and increases in natural gas prices and volumes for some of our commodities.

Income from operations for the nine months ended September 30, 2014 increased to $33.8 million, compared to $25.5 million in the same period of 2013.

Net income for the nine months ended September 30, 2014 decreased to $19.3 million, or $0.31 per share on a diluted basis, from $22.2 million, or $0.35 per share on a diluted basis, in the same period of 2013. Net income was down primarily due to:

  higher tax expense, the majority of which is non-cash utilization of our deferred tax assets;

  receiving less royalty payments; and

  income from operations being affected by certain one-time expenses, including relocation, legal, employment and restructuring expenses.

The income statement for the nine months ended September 30, 2014 includes non-cash amortization, depletion and depreciation expenses of approximately $18.0 million, representing approximately $0.29 per share on a diluted basis. Depletion and depreciation are non-cash expenses and represent the amortization of the historical cost of our natural gas and other assets over their respective lives.

PAGE 3/13

EBITDA BREAKDOWN

EBITDA is defined as earnings before interest, taxes, depreciation, depletion and amortization. Management uses EBITDA as a measurement of its own operating results. Management considers it to be a meaningful supplement to net income as a performance measurement primarily because we incur significant depreciation and depletion and EBITDA generally represents cash flow from operations.

The following table reconciles our net income to EBITDA for each of the nine months ended September 30, 2014 and 2013.

EBITDA (earnings before interest, taxes, depreciation, depletion and amortization) All amounts in thousands
	September 30, 2014	September 30, 2013
	nine months	nine months
Net income	$20,262	$22,294
Income taxes	10,823	2,403
Finance costs	13,280	11,551
Amortization, depreciation and depletion	17,950	18,383

EBITDA	$62,315	$54,631

RESULTS BY OPERATING SEGMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014

Revenues for our commodities and resources business were $988.0 million for the nine months ended September 30, 2014, compared to $566.6 million for the same period in 2013.

Revenues from our merchant banking business were $10.8 million for the nine months ended September 30, 2014, compared to $8.9 million for the same period in 2013.

All other revenues, which encompass our corporate and other operations, were $21.7 million for the nine months ended September 30, 2014, compared to $16.4 million for the same period in 2013.

Costs of sales increased to $910.1 million during the first nine months of 2014 from $508.4 million for the same period in 2013, primarily as a result of the consolidation of our two new acquisitions in the second quarter of 2014.

Selling, general and administrative expenses increased to $62.9 million for the nine months ended September 30, 2014 from $46.3 million for the same period in 2013, primarily due to the consolidation of our two new acquisitions in the second quarter of 2014.

PAGE 4/13

Our total revenues by operating segment for each of the nine months ended September 30, 2014 and 2013 are broken out in the table below.

REVENUES All amounts in thousands
	September 30, 2014(1)	September 30, 2013
	nine months	nine months
Commodities and resources	$987,979	$566,572
Merchant banking	10,802	8,880
All other	21,689	16,351

Total revenues	$1,020,470	$591,803

Note:	(1)	MFC commenced consolidation of the operations of Elsner and FESIL from March 31 and April 1, 2014, respectively.

Our net income from operations for each of the nine months ended September 30, 2014 and 2013 is broken out in the table below.

INCOME FROM OPERATIONS All amounts in thousands, except per share amounts
	September 30, 2014(1)	September 30, 2013
	nine months	nine months
Commodities and resources	$25,002	$17,557
Merchant banking	14,259	13,579
All other	(8,176)	(6,439)

Income before income taxes	31,085	24,697
Income tax (expenses) recovery	(8,988)	1,208
Resource property revenue tax expenses	(1,835)	(3,611)
Net income attributable to non-controlling interests	(964)	(67)

Net income attributable to our shareholders	$19,298	$22,227

Earnings per share, basic	$0.31	$0.36

Earnings per share, diluted	$0.31	$0.35

Note:	(1)	MFC commenced consolidation of the operations of Elsner and FESIL from March 31 and April 1, 2014, respectively.

PAGE 5/13

UPDATE ON OUR NATURAL GAS ASSETS & MIDSTREAM FACILITIES

At MFC Energy, our goal is to optimize our declining asset base and capitalize on specified economic opportunities to stimulate production, de-risk our portfolio and develop our undeveloped properties through partnerships and farm-out agreements and minimize structural costs until attractive and sustainable natural gas prices warrant investment in the exploration and exploitation of our hydrocarbons.

The following table sets out our average natural gas and other hydrocarbons sales prices, and related information for the nine months ended September 30, 2014.

NATURAL GAS WELLS (COSTS AND PRODUCTION) All amounts in Canadian dollars, except production numbers
			For the nine months ended September 30, 2014
	Natural Gas	NGLs(1)	Crude Oil	Total ($/boe)	Total ($/boe)
	($/mcf)	($/bbl)	($/bbl)	Hydrocarbons	Incl. Sulphur
Price(2)	$ 5.12	$ 84.36	$ 94.96	$ 38.44	$ 40.34
Royalties	0.89	30.93	25.77	8.65	8.98
Transportation costs	0.16	7.96	2.24	1.71	2.87
Operating costs(3)	---	---	---	12.99	12.99
Production(4)	12,665 mcf	243.6 boe	89.7 mbbl	2,444.1 mboe	2,484.3 mboe

Notes:	(1)	Does not include sulphur.
	(2)	Excluding third party processing fees.
	(3)	A portion of our natural gas production is associated with crude oil production. Operating costs per individual product are not available as they are charged to gas production only and any allocation would be arbitrary.
	(4)	Net of other working interests.

In addition, we generated third party processing revenues of CDN$3.6 million during the nine months ended September 30, 2014, compared to CDN$3.2 million in the same period of 2013.

Midstream Update

We remain on schedule and on budget in the construction of our 16.5 MW power plant at our Mazeppa Gas Processing Plant in Alberta, which is scheduled for final commissioning in the first half of 2015. Upon completion, the project will supply the facility’s electricity demand, with the majority of the power being sold into the grid at prices based on the Alberta Electricity System Operator’s rates.

In addition, the Alberta electricity market is fully deregulated, which provides us with the option to run our project as a peaking power plant, supplying electricity only when volatile prices are at their highest. We continue to explore other midstream opportunities including projects at our existing gas processing plant.

Niton Update

Our drilling partner has committed to spending a minimum of CDN$50 million to drill at least three new wells per year for a total of 12 net wells during the initial three-year term. To date, they have drilled six gross wells, four of which have been placed into production, with the gas being processed at our Niton facility.

PAGE 6/13

UPDATE ON OUR INTEREST IN THE WABUSH MINE

The Wabush mine has been an important asset to MFC for decades. Wabush is an important asset to MFC today. We are working diligently to ensure that Wabush will be an important asset to MFC for decades to come.

The mining lease which MFC granted to Cliffs is still in effect until Cliffs officially terminates the lease or it is otherwise terminated. MFC will effectively continue to receive a minimum annual lease payment of CDN$3.25 million while we wait for their official termination notice.

Upon such termination, MFC will exercise its rights like any landlord to take back its property. We have announced our intention to restart operations and undertake a capital expenditure program which would be designed to both reduce costs and increase production.

We believe that the Wabush mine presents a relative commercial advantage in comparison to other mines being developed in the region. Given the existing infrastructure and history of operations at the mine, we generally expect that the potential capital costs required at Wabush will be relatively lower than new developments in the region.

Upon formal notice to terminate the lease, Cliffs may remove any of their equipment, buildings or structures from Wabush within a period of six months. However, prior to any such removal, MFC holds the sole and absolute right to purchase any of these assets at a then reasonable market price.

We are moving forward on this project and have received excellent cooperation from various stakeholders.

UPDATE ON OUR RECENT ACQUISITIONS

FESIL, our Norwegian subsidiary, signed a four-year partnership and off-take agreement in 2012 for 60,000 tonnes of standard grade ferrosilicon per annum with a project in Sarawak, Malaysia. The off-take is exclusive for selected European and North African markets. In the third quarter of 2014, the operator realized the first production of ferrosilicon from the new facility. Full-scale commercial operation is expected in the second quarter of 2015.

2014 CASH DIVIDEND

In March 2014, MFC announced a cash dividend in the amount of $0.24 per common share, payable in quarterly installments by the Company. The first three payments of $0.06 per common share each were paid to our shareholders on April 22, August 8 and October 27, 2014.

CORPORATE TAXATION

We are a company that strives to be fiscally responsible. The corporate income tax paid in cash was approximately $2.1 million for the nine month ended September 30, 2014.

COMMENTS

Gerardo Cortina, President and CEO of the Company, commented: “We have made progress in the integration of our new companies into MFC and continue to work on synergies and efficiencies utilizing our geographic diversification and strong customer base to improve our margins. In addition, we are pursuing opportunities to increase the value proposition of our existing businesses by cross-selling supply chain structured solutions and products and increasing logistics and warehousing capabilities.

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We are actively evaluating potential investment opportunities in captive commodity sources, off-take agreements and other sourcing agreements from third parties to further diversify our core business both geographically and by product.”

Mr. Cortina concluded, “We have challenges, but with the right people in place, the assets, the liquidity, a strong customer base, and long standing relationships with financial institutions, we are prepared to capitalize on the opportunities ahead of us.”

Shareholders are encouraged to read our entire unaudited financial statements and management’s discussion and analysis for the three and nine months ended September 30, 2014, which were filed with the U.S. Securities and Exchange Commission on Form 6-K and Canadian securities regulators today, for a greater understanding of the Company.

Today at 10:00 a.m. EST (7:00 a.m. PST), a conference call will be held to review MFC’s announcement and results. This call will be broadcast live over the Internet at www.mfcindustrial.com. An online archive will be available immediately following the call and will continue for seven days. You may also listen to the audio replay by phone by dialing: 1 (877) 344 7529, using conference number 10055397 and international callers dial: 1 (412) 317 0088.

About MFC Industrial Ltd.

MFC is a global commodity supply chain company and is active in a broad spectrum of activities related to the integrated combination of commodities and resources interests. We also provide logistics, financial and risk management services to producers and consumers of commodities. To obtain further information on the Company, please visit our website at: http://www.mfcindustrial.com.

Disclaimer for Forward-Looking Information

Investor are cautioned that MFC has not completed any technical reports, including reserves or resource estimates under Canadian National Instrument 43-101 with respect to the Wabush mine. No final production decision has been made and any decision will be based on studies demonstrating economic and technical visibility.

This document contains statements which are, or may be deemed to be, “forward-looking statements” which are prospective in nature, including, without limitation, statements regarding our future plans, including in respect of partnerships and joint ventures respecting our processing facilities and related expansion projects, implementation of current strategies and our plans regarding our interest in the Wabush mine. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as “plans”, “expects” or “does not expect”, “is expected”, “scheduled”, “estimates”, “forecasts”, “projects”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, revenues, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause our actual results, revenues, performance or achievements to differ materially from our expectations include, among other things: (i) periodic fluctuations in financial results as a result of the nature of our business; (ii) commodities price volatility; (iii) economic and market conditions; (iv) competition in our business segments; (v) decisions and activities of operators of our resource interests or any revisions to their current plans and projections, which could be made without notice to us, including the operator’s decisions with respect to mine closure and/or termination of the sub-lease; (vi) the availability of commodities for our commodities and resources operations; (vii) the availability of suitable acquisition or merger or other proprietary investment candidates and the availability of financing necessary to complete such acquisitions or development plans; (viii) our ability to realize the anticipated benefits of our acquisitions; (ix) additional risks and uncertainties resulting from strategic investments, acquisitions or joint ventures; (x) counterparty risks related to our trading activities; (xi) unanticipated grade, geological, metallurgical, processing or other problems experienced by the operators of our resource interests (xii) delays in obtaining requisite environmental and other permits or project approvals; (xiii) potential title and

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litigation risks inherent with the acquisition of distressed assets; (xiv) risks related to exploration, development and construction of a previously shut-down mine project, including the suitability and integrity of historic mine structures; (xv) the availability of services and supplies; (xvi) operating hazards; and (xvii) other factors beyond our control. Such forward-looking statements should therefore be construed in light of such factors. Other than in accordance with its legal or regulatory obligations, the Company is not under any obligation and the Company expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Additional information about these and other assumptions, risks and uncertainties are set out in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and our Management’s Discussion and Analysis for the year ended December 31, 2013, filed with the Canadian securities regulators.

UNAUDITED FINANCIAL TABLES FOLLOW –

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MFC INDUSTRIAL LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
September 30, 2014 and December 31, 2013
(Unaudited)
(United States Dollars in Thousands)

ASSETS

	September 30,	December 31,
	2014	2013
Current Assets

Cash and cash equivalents	$201,294	$332,173
Short-term cash deposits	161	4,381
Securities	1,268	2,068
Restricted cash	622	312
Trade receivables	175,229	115,678
Other receivables	43,879	30,409
Inventories	185,863	88,844
Real estate held for sale	12,510	12,676
Deposits, prepaid and other	42,292	27,136
Assets held for sale	91,105	97,344
Total current assets	754,223	711,021

Non-current Assets

Securities	2,374	2,465
Securities, restricted	208	–
Equity method investments	33,122	24,366
Property, plant and equipment	118,088	94,493
Interests in resource properties	352,751	359,822
Hydrocarbon probable reserves	71,426	75,267
Hydrocarbon unproved lands	29,213	31,354
Accrued pension assets, net	2,424	1,259
Deferred income tax assets	13,384	17,941
Other	8,886	610
Total non-current assets	631,876	607,577
Total assets	$1,386,099	$1,318,598

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MFC INDUSTRIAL LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (cont’d)
September 30, 2014 and December 31, 2013
(Unaudited)
(United States Dollars in Thousands)

LIABILITIES AND EQUITY
	September 30,	December 31,
	2014	2013
Current Liabilities

Short-term bank borrowings	$203,345	$129,783
Debt, current portion	36,920	44,869
Account payables and accrued expenses	101,292	126,649
Income tax liabilities	3,524	1,891
Liabilities relating to assets held for sale	11,829	11,517
Total current liabilities	356,910	314,709

Long-term Liabilities

Debt, less current portion	186,635	189,871
Deferred income tax liabilities	8,992	3,571
Decommissioning obligations	110,999	105,854
Puttable instrument financial liabilities	–	3,936
Accrued pension obligations, net	1,959	–
Other	10,000	916
Total long-term liabilities	318,585	304,148
Total liabilities	675,495	618,857

EQUITY

Capital stock, fully paid	384,257	383,116
Treasury stock	(68,980)	(68,980)
Contributed surplus	14,994	13,037
Retained earnings	413,084	398,448
Accumulated other comprehensive loss	(33,790)	(26,051)
Shareholders’ equity	709,565	699,570
Non-controlling interests	1,039	171
Total equity	710,604	699,741
	$1,386,099	$1,318,598

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MFC INDUSTRIAL LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Three Months Ended September 30, 2014 and 2013
(Unaudited)
(United States Dollars in Thousands, Except Per Share Amounts)

	2014	2013

Net Sales	$389,423	$213,418
Equity income	2,336	2,198
Gross revenues	391,759	215,616

Costs and Expenses:
Costs of sales	355,292	194,811
Selling, general and administrative	18,903	12,961
Finance costs	4,503	3,620
	378,698	211,392

Income from operations	13,061	4,224

Other items:
Exchange differences on foreign currency transactions	(1,316)	2,596
Change in fair value of puttable instrument financial liabilities	–	(441)

Income before income taxes	11,745	6,379

Income tax expense:
Income taxes (expense) recovery	(3,713)	2,738
Resource property revenue taxes	(1,253)	(2,067)
	(4,966)	671

Net income for the period	6,779	7,050
Net income attributable to non-controlling interests	(360)	(73)
Net income attributable to owners of the parent company	$6,419	$6,977

Basic earnings per share	$0.10	$0.11
Diluted earnings per share	$0.10	$0.11

Weighted average number of common shares outstanding
- basic	62,092,272	62,552,126
- diluted	62,092,272	62,723,772

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MFC INDUSTRIAL LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Nine Months Ended September 30, 2014 and 2013
(Unaudited)
(United States Dollars in Thousands, Except Per Share Amounts)

	2014	2013

Net Sales	$1,012,612	$586,124
Equity income	7,858	5,679
Gross revenues	1,020,470	591,803

Costs and Expenses:
Costs of sales	910,093	508,446
Selling, general and administrative	62,903	46,293
Share-based compensation - selling, general and administrative	383	–
Finance costs	13,280	11,551
	986,659	566,290

Income from operations	33,811	25,513

Other items:
Exchange differences on foreign currency transactions	(2,578)	104
Change in fair value of puttable instrument financial liabilities	(148)	(920)

Income before income taxes	31,085	24,697

Income tax expense:
Income taxes (expense) recovery	(8,988)	1,208
Resource property revenue taxes	(1,835)	(3,611)
	(10,823)	(2,403)

Net income for the period	20,262	22,294
Net income attributable to non-controlling interests	(964)	(67)
Net income attributable to owners of the parent company	$19,298	$22,227

Basic earnings per share	$0.31	$0.36
Diluted earnings per share	$0.31	$0.35

Weighted average number of common shares outstanding
- basic	62,865,738	62,552,126
- diluted	62,865,766	63,833,963

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MFC INDUSTRIAL LTD.

By:	/s/ Samuel Morrow
Samuel Morrow
Chief Financial Officer

Date:	November 14, 2014